                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                dated May 8, 1998

                                BAAN COMPANY N.V.

                               Vanenburgerallee 13
                                 3882 RH Putten
                                 The Netherlands
                                       and
                               11911 Freedom Drive
                              Reston, Virginia, USA
                   (Addresses of principal executive offices)

             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F

                         Form 20-F [X]    Form 40-F [ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                               Yes [ ]    No [X]


        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    82 - N.A.

                                BAAN COMPANY N.V.
                                    Form 6-K

                                TABLE OF CONTENTS


Print advertisement in the national edition of The Wall Street Journal on May 8, 1998.

Invitation to attend the Annual General Meeting of Shareholders of Baan Company N.V.

Agenda of the Annual General Meeting of Shareholders.

Explanatory Notes to the Agenda.

Statutory Accounts 1997 (prepared as required by Netherlands law).

Notice of Annual General Shareholder's Meeting and 1998 Proxy Card for New York Registry Shares.

Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.*

-------------------

* Incorporated by reference to the Annual Report (Commission File No. 000-26052) on Form 20-F filed on May 4, 1998.

                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       BAAN COMPANY N.V.


                                       By: /s/ Klaas Wagenaar
                                           -------------------------------------
                                           Klaas Wagenaar
                                           Chief Operating Officer & Chief
                                           Financial Officer

Date: May 8, 1998

                                BAAN COMPANY N.V.

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

        Shareholders of Baan Company N.V. (the "Company") and usufructuaries and pledgees that may exercise voting rights on shares of the Company, are hereby invited to attend the Annual General Meeting of Shareholders of the Company (the "Meeting") to be held at the Conference Center "De Eenhoorn", located at Koningin Wilhelminalaan 33, Amersfoort, The Netherlands, on Friday, May 29, 1998, at 10.00 a.m., local time.

        The Agenda for the Meeting is as follows:

        A.      Opening

        B.      Items of business:

                1. Annual Report of the Board of Managing Directors for the year ended December 31, 1997.

                2. a. Adoption of the Company's Statutory Annual Accounts for the year ended December 31, 1997.

                        b. Discharge of the members of the Boards of Managing and Supervisory Directors.

                3. Approval of the addition of the Company's net income for the year ended December 31, 1997 to the Company's retained earnings.

                4. (Re-)appointment of members of the Boards of Managing and Supervisory Directors.

                5. Ratification of amendment to the Company's 1993 Stock Option Plan to increase the number of shares authorized for issuance thereunder.

                6. Renewal of the authority of the Board of Managing Directors to cause the Company to acquire shares in its own capital, pursuant to Article 10, paragraph 4 of the Articles of Association of the Company.

                7.      Appointment of the Company's independent auditors.

                8.      Discussion of certain Corporate Governance matters.

                9. Any other business as may properly come before the Meeting.

        C.      Closing

        The foregoing items of business are more fully described in the Explanatory Notes to the Agenda.

        In order to attend and to exercise their rights at the Meeting, holders of bearer shares, and usufructuaries and pledgees that may exercise voting rights on bearer shares, are required to deposit no later than Wednesday, May 20, 1998 (before 4.00 p.m. local time) until after closing of the Meeting their share certificates or a deposit certificate issued in respect of such shares by a banking institution, against issuance of a receipt, at the offices of ABN AMRO Bank N.V., Herengracht 595, Amsterdam, The Netherlands, or at the offices of Morgan Guaranty Trust Company of New York, Depository, P.O. Box 9184, Boston, MA 02102-9906, United States of America. Only such receipt shall entitle the shareholder, usufructuary or pledgee with voting rights, to attend the Meeting.

        In order to attend and to exercise their rights at the Meeting, holders of registered shares, and usufructuaries and pledgees that may exercise voting rights on registered shares, are required to notify the Company in writing of their intention to attend the Meeting no later than Wednesday May 20, 1998 (before 4.00 p.m. local time) by delivering such notification to the above mentioned offices of the Company in Barneveld, ABN AMRO Bank N.V. or Morgan Guaranty Trust Company of New York, together with a specification of the numbers of the share certificates which may have been issued in respect of such shares. Upon timely receipt of such notification, the shareholder, usufructuary or pledgee with voting rights, shall be provided with an admission ticket for the Meeting. A shareholder, usufructuary or pledgee with voting rights may only exercise his rights at the Meeting in respect of the shares which are registered in his name on both the time of such notification and the date of the Meeting.

        The right of a shareholder, usufructuary or pledgee with voting rights to attend and vote at the Meeting can be exercised on his behalf by a person who is authorized in writing to do so. The written proxy must be deposited no later than at the time, and at the place, indicated above for bearer shares (or a deposit certificate). Holders of registered shares will be sent a proxy card which can be used for such purpose; proper completion and timely return of the proxy card by holders of registered shares, together with a specification of the numbers of any share certificates issued in respect of their shares (see above), constitutes proper notice of intent to attend by proxy for the purposes hereof.

                                       Management Board of Baan Company N.V.

                                       Putten, The Netherlands
                                       May 8, 1998

The Agenda for the Meeting and Explanatory Notes thereto, the Company's Annual Report and Statutory Annual Accounts for the year ended December 31, 1997, each prepared as required by Netherlands law and the Company's Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission, including audited financial statements as of December 31, 1995, 1996 and 1997 prepared in accordance with U.S. generally accepted accounting principles, are available free of charge for inspection and obtainable by the shareholders, usufructuaries and pledgees that may exercise voting rights, at the offices of the Company at the Vanenburgerallee 13, Putten, The Netherlands, and at 11911 Freedom Drive, Suite 300, Reston, Virginia 20190-5602, United States of America, at the offices of ABN AMRO Bank N.V. and Morgan Guaranty Trust Company of New York referred to below and at the Public Reference Facilities maintained by the Securities and Exchange Commission in Washington, DC. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington, DC 20549, United States of America, at prescribed rates.

                                                                            LOGO

                               BAAN COMPANY N.V.

Putten, May 8, 1998

To the shareholders of Baan Company N.V.

You are hereby invited to attend the Annual General Meeting of Shareholders of Baan Company N.V., a company with limited liability incorporated under the laws of The Netherlands (the "Company"), to be held on Friday, May 29, 1998, at 10.00 a.m., local time, at the Conference Center "De Eenhoorn", located at Koningin Wilhelminalaan 33, Amersfoort, The Netherlands.

Included herewith are (i) the Agenda for the Annual General Meeting of Shareholders and Explanatory Notes thereto, (ii) the Company's Annual Report and Statutory Annual Accounts for the year ended December 31, 1997, each prepared as required by Netherlands law, (iii) the Company's Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission, including audited financial statements for the years ending December 31, 1995, 1996 and 1997 prepared in accordance with U.S. generally accepted accounting principles and
(iv) a proxy card for use in connection with the Annual General Meeting of Shareholders.

                                          Yours sincerely,

                                          Baan Company N.V.,
                                          on behalf of the Board of Managing
                                          Directors

                            LOGO
                                          Jan Baan
                                          Chairman of the Board of Managing
                                          Directors and Chief Executive Officer

                               BAAN COMPANY N.V.

                                     AGENDA

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

     Annual General Meeting of Shareholders (the "Meeting") of Baan Company N.V. (the "Company") to be held at the Conference Center "De Eenhoorn", located at Koningin Wilhelminalaan 33, Amersfoort, The Netherlands, on Friday, May 29, 1998, at 10.00 a.m., local time.

A. Opening

B. Items of business:

     1. Annual Report of the Board of Managing Directors for the year ended December 31, 1997.

     2. a. Adoption of the Company's Statutory Annual Accounts for the year ended December 31, 1997.

        b. Discharge of the members of the Boards of Managing and Supervisory Directors.

     3. Approval of the addition of the Company's net income for the year ended December 31, 1997 to the Company's retained earnings.

     4. (Re-)appointment of members of the Boards of Managing and Supervisory Directors.

     5. Ratification of amendment to the Company's 1993 Stock Option Plan to increase the number of shares authorized for issuance thereunder.

     6. Renewal of the authority of the Board of Managing Directors to cause the Company to acquire shares in its own capital, pursuant to Article 10, paragraph 4 of the Articles of Association of the Company.

     7. Appointment of the Company's independent auditors.

     8. Discussion of certain Corporate Governance matters.

     9. Any other business as may properly come before the Meeting.

C. Closing

     The foregoing items of business are more fully described in the Explanatory Notes to the Agenda.

                               BAAN COMPANY N.V.
                            ------------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                  MAY 29, 1998

                            ------------------------

                          EXPLANATORY NOTES TO AGENDA

I. GENERAL

     The enclosed Proxy is solicited on behalf of Baan Company N.V., a company with limited liability incorporated under the laws of The Netherlands (the "Company"), for use at the Annual General Meeting of Shareholders (the "Meeting") to be held on Friday, May 29, 1998, at 10.00 a.m. local time, or at any adjournment thereof, for the purposes set forth herein, and in the accompanying Agenda. The Meeting will be held at the Conference Center "De Eenhoorn", located at Koningin Wilhelminalaan 33, Amersfoort, The Netherlands. The Company's telephone number is 011-31-341-375-555.

     These proxy solicitation materials have been mailed on or about May 8, 1998, to all holders of registered shares of the Company as of April 24, 1998.

II. PROCEDURE FOR ATTENDANCE

     In order to attend the Meeting and exercise their rights at the Meeting (in person or by proxy), holders of bearer shares and registered shares must do the following:

          (i) Bearer shares: Holders of bearer shares, and usufructuaries and pledgees that may exercise voting rights on bearer shares, are required to deposit on or prior to Wednesday, May 20, 1998 (before 4:00 p.m. local time) until after closing of the Meeting their share certificates or a deposit certificate issued in respect of such shares by a banking institution, against issuance of a receipt, at the offices of ABN AMRO Bank N.V., Herengracht 595, Amsterdam, The Netherlands or at the offices of Morgan Guaranty Trust Company of New York, Depository, P.O. Box 9184, Boston, MA 02102-9906, The United States of America. Only such receipt shall entitle the shareholder, usufructuary or pledgee with voting rights, to attend the Meeting.

          (ii) Registered shares: Holders of registered shares, and usufructuaries and pledgees that may exercise voting rights on registered shares, are required to notify the Company in writing of their intention to attend the Meeting on or prior to Wednesday, May 20, 1998 (before 4:00 p.m. local time) by delivering such notification to the offices of the Company at Vanenburgerallee 13, Putten, The Netherlands or at 11911 Freedom Drive, Suite 300, Reston, Virginia 20190-5602, United States of America or to one of the above mentioned offices of ABN AMRO Bank N.V. or Morgan Guaranty Trust Company of New York, together with a specification of the numbers of any share certificates which may have been issued in respect of such shares. Upon timely receipt of such notification, the shareholder, usufructuary or pledgee with voting rights, shall be provided with an admission ticket for the Meeting. A shareholder, usufructuary or pledgee with voting rights may only exercise his rights at the Meeting in respect of the shares which are registered in his name at both the time of notification and the date of the Meeting. Notification will be deemed to have been properly made if a duly completed proxy card is returned to the Company in a timely manner, as provided below.

     The Meeting shall decide whether any person other than those indicated above can attend the Meeting. All holders of voting rights or their representatives will be requested to sign an attendance list at the Meeting.

III. VOTES REQUIRED FOR APPROVAL

     Each proposal requires the approval of the majority of the votes cast of the Meeting. Each share is entitled to one vote.

IV. PROXIES

     The right of a shareholder, usufructuary or pledgee with voting rights to attend and vote at the Meeting can be exercised on his behalf by a person who is authorized in writing to do so. The written proxy must be deposited no later than at the time, and at the place, indicated above for bearer shares (or a deposit certificate). Holders of registered shares have been sent a proxy card which can be used for such purpose; proper completion and timely return of the proxy card by holders of registered shares, together with a specification of the numbers of any share certificates issued in respect of their shares (see above), constitutes proper notice of intent to attend by proxy for the purposes hereof.

     The cost of soliciting proxies will be borne by the Company. The Company has retained the services of Morgan Guaranty Trust Company of New York, the Company's U.S. transfer agent and registrar, to aid in the solicitation of proxies from brokers, bank nominees and other institutional owners, on terms customary for such services. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally or by telephone or telegram.

     Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date or by attending the Meeting and voting in person.

V. EXPLANATORY NOTES TO AGENDA ITEMS

EXPLANATORY NOTE TO ITEMS B.1-B.3 -- ANNUAL REPORT, ADOPTION OF THE COMPANY'S STATUTORY ANNUAL ACCOUNTS, DISCHARGE OF DIRECTORS, AND APPROVAL OF ADDITION OF THE COMPANY'S NET INCOME TO THE RETAINED EARNINGS.

     After discussion of the Company's Annual Report for the year ended December 31, 1997, the shareholders will be asked (i) to adopt the Company's Statutory Annual Accounts for the year ended December 31, 1997 (each of the Annual Report and the Statutory Annual Accounts having been prepared in accordance with Netherlands law), (ii) to discharge the members of the Board of Managing Directors and Supervisory Directors and (iii) to approve the addition of the Company's net income for the year ended December 31, 1997 to the retained earnings, as is reflected in the Statutory Annual Accounts.

     The Annual Report and the Statutory Annual Accounts have been previously approved by the Board of Managing Directors and the Board of Supervisory Directors of the Company. Copies of the Annual Report and of the Statutory Annual Accounts have been deposited for inspection by the shareholders at the Company's offices located at Vanenburgerallee 13, Putten, The Netherlands and at the offices of ABN AMRO Bank N.V., Herengracht 595, Amsterdam, The Netherlands. Copies are also included herewith. Included in the Statutory Annual Accounts is the report of Moret Ernst & Young Accountants, the Company's independent auditors.

     The shareholders are asked to discharge members of the Board of Managing Directors in respect of their management duties and members of the Board of Supervisory Directors in respect of their supervision duties during the 1997 financial year in sofar as such respective management duties and supervision duties are apparent from the Annual Report and the Statutory Annual Accounts.

EXPLANATORY NOTE TO ITEM B.4 -- (RE-)APPOINTMENT OF MEMBERS OF THE BOARD OF MANAGING DIRECTORS AND BOARD OF SUPERVISORY DIRECTORS

     The shareholders are asked to (re-)appoint:

     (i) a Board of Managing Directors (the "Management Board") consisting of:

          (a) Jan Baan, with the title of Chief Executive Officer of the Company;

          (b) Tom C. Tinsley, with the title of Chairman of the Board of Managing Directors; and

          (c) Amal M. Johnson, with the title of Executive Vice President;

     (ii) a Board of Supervisory Directors (the "Supervisory Board") consisting of:

          (a) David C. Hodgson, Chairman;

          (b) J.G. Paul Baan;

          (c) William O. Grabe;

          (d) Graham J. Sharman; and

          (e) J.C. (Hans) Wortmann.

     The (re-)appointment of these persons for the respective positions will be valid until the next annual general meeting of shareholders or until a successor has been appointed.

     Certain information regarding the nominees is set forth below.

                                                                                              DIRECTOR
        NAME OF NOMINEE                          PRINCIPAL OCCUPATION                   AGE    SINCE
        ---------------                          --------------------                   ---   --------
BOARD OF MANAGING DIRECTORS
Jan Baan                         Managing Director, Chief Executive Officer of the      52      1978
                                 Company.
Tom C. Tinsley                   Managing Director, nominee as Chairman of the Board    44      1996
                                 of Managing Directors.
Amal M. Johnson                  Managing Director, Executive Vice President.           45      1997
BOARD OF SUPERVISORY DIRECTORS
David C. Hodgson                 Nominee as Chairman of the Board of Supervisory        41      1995
                                 Directors of the Company; Managing Member, General
                                 Atlantic Partners, LLC.
J.G. Paul Baan                   Supervisory Director of the Company; Chief Executive   47      1982
                                 Officer of Baan Investment B.V.
William O. Grabe                 Supervisory Director of the Company; Managing Member,  60      1995
                                 General Atlantic Partners, LLC.
Graham J. Sharman                Supervisory Director of the Company; Professor of      59      1995
                                 International Distribution Logistics at the Technical
                                 University of Eindhoven in The Netherlands; President
                                 of Baan Investment B.V.
J.C. (Hans) Wortmann             Supervisory Director of the Company; Professor at the  47      1995
                                 School of Technology Management of the Technical
                                 University of Eindhoven in The Netherlands.

     Jan Baan founded the Company's business in May 1978 and has been its Chairman of the Board of Managing Directors and Chief Executive Officer since the Company's inception.

     Tom C. Tinsley joined the Company in November 1995 acting as Managing Director, President and Chief Operating Officer. Such appointment as Managing Director was approved at the Annual General Meeting of Shareholders in April 1996. Previously, Mr. Tinsley was a director of McKinsey & Co., a management consulting firm, for eighteen years, where he headed the firm's global information technology practice. While with McKinsey & Co., Mr. Tinsley served key clients in the electronics and information technology sectors in the United States of America, Scandinavia and The Netherlands.

     Amal M. Johnson joined the Company as President of Baan USA, Inc., a subsidiary of the Company, in October 1994. In February 1995, Ms. Johnson was additionally named Vice President, Americas Operations of the Company and in January 1996 she was promoted to Executive Vice President, Americas Operations. In January 1997, Ms. Johnson was appointed as acting Managing Director of the Company and Executive Vice President, Baan Affiliates & Marketing. Her appointment as Managing Director was approved at the Annual General Meeting of Shareholders of May 1997. In January 1998, Ms. Johnson took over responsibility for the Baan Supply Chain Division. In her current capacity, Ms. Johnson is responsible for market positioning, development, sales and marketing of the Company's supply chain products. Prior to joining the Company, Ms. Johnson was President of ASK Computer Systems, a division of the ASK Group, Inc., a provider of ERP systems, from August 1993 to June 1994. From February 1977 to June 1993, Ms. Johnson held a number of management positions at IBM, most recently as Trading Area General Manager.

     David C. Hodgson became a Supervisory Director of the Company in May 1995. Mr. Hodgson has been a Managing Member of General Atlantic Partners, LLC or a general partner of its predecessor partnership since its formation in 1989. Mr. Hodgson also serves as a director of Walker Interactive, a financial applications software company; ProBusiness Services, Inc., a payroll processing company; and several other companies in the computer software and services industry, including companies in which General Atlantic Partners, LLC or one of its affiliates is an investor. Since Mr. J.G.P. Baan desires not to continue to serve in the capacity of Chairman of the Supervisory Board, it is proposed and the shareholders are being asked to approve the designation of Mr. Hodgson as Chairman of the Supervisory Board.

     J.G. Paul Baan joined the Company in January 1982 and was named Managing Director of the Company's Netherlands operating subsidiary in January 1986. In January 1994 he was named Chief Operating Officer, in January 1995 he was appointed Vice Chairman and Managing Director, and in October 1995 he was appointed President. In April 1996, he resigned as Managing Director of the Company and was appointed Chairman of the Board of Supervisory Directors. In December 1994, he became President and Managing Director of Baan Investment B.V., and in October 1997 he was named Chief Executive Officer and Managing Director. Mr. J.G.P. Baan desires to serve as a regular member of the Board of Supervisory Directors, but no longer as its Chairman. It is proposed that he will serve as a regular member of the Supervisory Board.

     William O. Grabe became a Supervisory Director of the Company in May 1995 and served as Chairman of the Board of Supervisory Directors until April 1996. Mr. Grabe has been a Managing Member of General Atlantic Partners, LLC or a general partner of its predecessor partnership since April 1992. From 1984 until March 1993, Mr. Grabe was a Corporate Vice President at IBM. Mr. Grabe is also a director of Gartner Group, Inc., a provider of information technology research and analysis; the Coda Group, plc, a financial applications software company; Marcam Solutions Inc., a process manufacturing application software company; LAS Group, Inc., a client server software company; Compuware Corporation, a software and services company; and several other companies in the computer software and services industry, including companies in which General Atlantic Partners, LLC or one of its affiliates is an investor.

     Graham J. Sharman became a Supervisory Director of the Company in May 1995. Mr. Sharman has been a director of McKinsey & Company since 1984, and since July 1994 has been Professor of International Distribution Logistics at the Technical University of Eindhoven in The Netherlands. In January 1998, Mr. Sharman was appointed President and Managing Director of Baan Investment B.V.

     J.C. (Hans) Wortmann became a Supervisory Director of the Company in May 1995. Since 1989, Mr. Wortmann has been a Professor at the School of Technology Management of the Technical University of Eindhoven in The Netherlands. Mr. Wortmann is a member of the Board of Directors of the Foundation of Mental Health, Eindhoven, The Netherlands.

     Principal Share Ownership. On the record date, April 24, 1998, an aggregate of 195,518,000 shares of the Company's Common Shares were issued and outstanding (taking into account the two-for-one stock split concluded on December 11, 1997). The following table sets forth the beneficial ownership of the Company's Common Shares as of April 24, 1998 as to (i) each person who is known by the Company to own beneficially more than 10% of the outstanding Common Shares, (ii) each member of the Board of Managing Directors, each member of the Board of Supervisory Directors and each nominee for election to the Board of Managing Directors or Board of Supervisory Directors and (iii) all directors and executive officers of the Company as a group:

                                                              SHARES BENEFICIALLY   APPROXIMATE PERCENT
            NAME AND ADDRESS OF BENEFICIAL OWNER                   OWNED (1)               OWNED
            ------------------------------------              -------------------   -------------------
Baan Investment B.V. (2)....................................      75,577,960              38.66%
  Baron van Nagellstraat 89
  3771 LK Barneveld
  The Netherlands
General Atlantic Partners (3)...............................       6,993,290                3.58
Jan Baan (4)................................................         979,479                   *
J.G. Paul Baan (4)..........................................         979,479                   *
Tom C. Tinsley (5)..........................................       1,024,538                   *
William O. Grabe (6)........................................         471,272                   *
David C. Hodgson (7)........................................         408,000                   *
Amal M. Johnson (8).........................................         315,626                   *
Graham J. Sharman (9).......................................          55,694                   *
J.C. (Hans) Wortmann (10)...................................          45,253                   *
All directors and executive officers as a group (10
  persons)(11)..............................................       4,717,202               2.41%

---------------
  * Less than one percent

 (1) Applicable percentage of ownership is based on an aggregate of 195,518,000 Common Shares outstanding as of April 24, 1998, together with applicable options and warrants for such shareholder. Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission, and includes voting and investment power with respect to shares. Shares subject to options and warrants currently exercisable or exercisable within 60 days after April 24, 1998, are deemed outstanding for computing the percentage ownership of the person holding such options and warrants, but are not deemed outstanding for computing the percentage of any other person.

 (2) See note (4).

 (3) Includes 6,676,283 Common Shares held by General Atlantic Partners V, L.P.; 317,007 Common Shares held by GAP Coinvestment Partners, L.P. The general partner of General Atlantic Partners V, L.P. is General Atlantic Partners, LLC, a Delaware limited liability company. The managing members of General Atlantic Partners, LLC, are Steven A. Denning, David C. Hodgson, Stephen P. Reynolds, J. Michael Cline, William O. Grabe and William E. Ford. The same individuals are the general partners of GAP Coinvestment Partners, L.P. Messrs Hodgson and Grabe, directors of the Company, are managing members of General Atlantic Partners, LLC and general partners of GAP Coinvestment Partners, L.P. Messrs. Hodgson and Grabe disclaim beneficial ownership of shares owned by General Atlantic Partners V, L.P. and GAP Coinvestment Partners L.P. except to the extent of their respective pecuniary interests therein.

 (4) Does not include 75,577,960 Common Shares held by Baan Investment B.V. Jan Baan and J.G. Paul Baan are the managing directors of Baan Investment B.V. On that basis, Jan Baan and J.G. Paul Baan may be deemed to own beneficially the shares held by Baan Investment B.V., although they hold no pecuniary interest in such shares and disclaim beneficial ownership. Includes 979,479 Common Shares issuable upon exercise of options to purchase Common Shares which are exercisable within 60 days following April 24, 1998 by each of Jan Baan and J.G. Paul Baan.

 (5) Includes 1,024,538 Common Shares issuable upon exercise of options to purchase shares of Common Shares which are exercisable within 60 days of April 24, 1998.

 (6) Does not include 6,676,283 Common Shares held by General Atlantic Partners V, L.P. and 317,007 Common Shares held by GAP Coinvestment Partners, L.P. Mr. Grabe disclaims beneficial ownership of shares owned by General Atlantic Partners V, L.P. and GAP Coinvestment Partners, L.P. except to the extent of his respective pecuniary interests therein.

 (7) Does not include 6,676,283 Common Shares held by General Atlantic Partners V, L.P. and 317,007 Common Shares held by GAP Coinvestment Partners, L.P. Mr. Hodgson disclaims beneficial ownership of shares owned by

     General Atlantic Partners V, L.P. and GAP Coinvestment Partners, L.P. except to the extent of his pecuniary interests therein. Includes 48,000 shares held by family members of Mr. Hodgson.

 (8) Includes 107,114 Common Shares issuable upon exercise of options to purchase Common Shares which are exercisable within 60 days of April 24, 1998.

 (9) Includes 6,400 Common Shares issuable upon exercise of options to purchase Common Shares which are exercisable within 60 days of April 24, 1998.

(10) Includes 45,253 Common Shares issuable upon exercise of options to purchase Common Shares which are exercisable within 60 days of April 24, 1998.

(11) Includes 3,142,263 Common Shares issuable upon exercise of options to purchase Common Shares granted to directors of the Company which are exercisable within 60 days after April 24, 1998. See also notes (4), (6) and (7).

EXPLANATORY NOTE TO ITEM B.5 -- RATIFICATION OF AMENDMENT TO THE COMPANY'S 1993 STOCK OPTION PLAN TO INCREASE THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE THEREUNDER

     The shareholders are being asked to ratify at the Meeting an increase in the number of shares authorized for issuance under the Company's 1993 Stock Option Plan, from a total of 36,000,000 Common Shares (post-stock split) to a total of 40,000,000 Common Shares. As of December 31, 1997, options to purchase an aggregate of 21,345,400 Common Shares were outstanding under the 1993 Stock Option Plan and an aggregate of 1,439,000 Common Shares remained available for future grant. Such ratification is sought in order to ensure that options issued under the plan to U.S. optionees may qualify as "incentive stock options" entitled to favorable tax treatment under U.S. tax laws.

     The 1993 Stock Option Plan was initially adopted by the Management Board and approved by the shareholders of Baan Holding B.V. as of December 1993, and subsequent amendments increasing the aggregate number of shares reserved for issuance thereunder to 36,000,000 were approved in December 1994, May 1995, April 1996 and May 1997. The 1993 Stock Option Plan will terminate in December 2003 unless terminated earlier by the Management Board subject to prior approval by the Supervisory Board. The 1993 Stock Option Plan provides for grants of options to employees and consultants (including officers and directors) of the Company and its affiliates. The 1993 Stock Option Plan may be administered by the Management Board or Supervisory Board of the Company, or both, or by a committee appointed by either or both such Boards in a manner that satisfies the legal requirements relating to the administration of stock plans under all applicable laws. The 1993 Stock Option Plan is currently administered by the Management Board of the Company.

EXPLANATORY NOTE TO ITEM B.6 -- RENEWAL OF THE AUTHORITY OF THE BOARD OF MANAGING DIRECTORS TO CAUSE THE COMPANY TO ACQUIRE SHARES IN ITS OWN CAPITAL, PURSUANT TO ARTICLE 10, PARAGRAPH 4 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY

     Pursuant to Article 10, paragraph 4 of the Articles of Association of the Company, the Management Board may only cause the Company to acquire shares in its own capital if the Meeting has previously authorized the Management Board to do so. Any such authorization is valid for a maximum period of 18 months.

     On May 20, 1997, the Management Board was authorized to cause the Company to acquire shares in its own capital. At the Meeting, the shareholders shall be asked to renew the authorization of the Management Board to cause the Company to acquire at any time any amount of issued shares in its own capital other than for no value, subject to the following conditions: (i) each resolution of the Management Board pursuant to this authorization shall be subject to the prior approval by the Supervisory Board; (ii) the amount of such issued shares in the capital of the Company to be acquired shall not exceed the limitations under Netherlands law; and (iii) the price to be paid for the aforementioned shares shall be determined by the Management Board but (a) shall exceed or be equal to the nominal value of the Baan Shares and (b) shall not exceed 110% of the price listed in the quotation of the Baan Shares at the official market of the Amsterdam Stock Exchange. The manner in which the issued shares shall be acquired shall be in accordance with the Company's Articles of Association and shall further be determined by the Management Board. The authorization sought at the Meeting shall be valid up to and including November 15, 1999.

EXPLANATORY NOTE TO ITEM B.8 -- DISCUSSION OF CERTAIN CORPORATE GOVERNANCE
MATTERS

     The topic of corporate governance is included in the agenda in view of the recommendation to that effect included in the Report on Corporate Governance which recently appeared in The Netherlands. The Company's position with respect to the principal recommendations of the Corporate Governance Committee is included in the Annual Report.

     One of the elements of the current corporate governance discussion is the period by which shareholders are asked to delegate the power to issue shares and to exclude or limit preemptive rights. Pursuant to Article 8, paragraph 1 of the Articles of Association of the Company, shares in the capital of the Company may be issued by the general meeting of shareholders, upon the proposal thereto by the Management Board (subject to prior approval by the Supervisory Board) unless the general meeting of shareholders, upon the proposal thereto by the Management Board (subject to prior approval by the Supervisory Board) has authorized another corporate body to issue shares subject to prior approval of the Supervisory Board. The same applies to the granting of options or other rights to subscribe for shares in the capital of the Company. The aforementioned authorization may be given for a maximum period of five years.

     On May 20, 1997, the Management Board was authorized to issue (subject to prior approval by the Supervisory Board) any amount of authorized but unissued shares in the authorized capital of the Company. This authorization is valid up to and including April 30, 2002.

     At the Meeting, the shareholders are not being asked to extend the power of the Management Board to issue shares and options or other rights to subscribe for shares, and are not being asked to extend the power of the Management Board to exclude or limit preemptive rights. (Such extensions for a period of up to one additional year would be legally permissible since, in each case, the delegation would then again be for a five year period.) As announced during the 1997 Annual General Meeting of Shareholders, the Management and Supervisory Boards have carefully considered this matter and have concluded that the current power, which remains valid up to and including April 30, 2002, is for the time sufficient and that the shareholders shall in due course only be asked to renew such powers for a shorter period than the legally permissible term of five years.

EXPLANATORY NOTE TO ITEM B.9 -- OTHER BUSINESS

     If any matters not listed on the Agenda properly come before the meeting, it is the intention of the persons named in the enclosed proxy to vote the shares they represent as the Board of Managing Directors may recommend. Under the Company's Articles of Association, however, a proposal not included in the agenda may only be approved at the Meeting in the event that the entire issued capital of the Company is represented at the Meeting, in person or by proxy, and the proposal is unanimously approved.

                                                                            LOGO

                               BAAN COMPANY N.V.

                            STATUTORY ACCOUNTS 1997

                                                              PAGE
                          CONTENTS                            ----
MANAGING DIRECTORS' REPORT
     - Managing Directors' Report...........................    1

FINANCIAL STATEMENTS
     - Consolidated Balance Sheets..........................    5
     - Consolidated Statements of Operations................    6
     - Consolidated Statements of Cash Flows................    7
     - Notes to Consolidated Financial Statements...........    8
     - Balance Sheets.......................................   29
     - Statements of Operations.............................   30
     - Notes to Financial Statements........................   31

OTHER INFORMATION
     - Subsequent Event.....................................   35
     - Report of the Auditors...............................   36
     - Appropriation of Net Income..........................   37

                               BAAN COMPANY N.V.

                           MANAGING DIRECTORS' REPORT

REVIEW OF OPERATIONS

     Baan is a leading provider of enterprise business management software for an open systems, client/server computing environment. Its suite of enterprise applications controls and automates business processes, ranging from sales, accounting, order management, supply chain management and inventory procurement, to planning and scheduling, manufacturing, and finished-goods delivery. The Company's products address an organization's entire value chain, from front-office functions (such as interaction with customers and sales) to the more traditional back-office operations (such as order management and inventory control) associated with Enterprise Resource Planning (ERP). Baan's software is targeted at organizations needing to increase their market advantage and global competitiveness by continually improving business processes.

     In December 1997, the shareholders of Baan Company N.V. approved a two-for-one stock split distributed on December 17, 1997 to shareholders of record on December 10, 1997. Accordingly, the authorized number of common shares increased from 350 million to 700 million. In connection with the stock split, each common share, nominal value NLG 0.01, was split into two common shares with a nominal value of NLG 0.06 each, without decreasing the share capital. The differential amount of NLG 0.11 per outstanding common share was paid out of the Company's share premium reserve.

     In connection with the NASDAQ listing, the Company elected to present its financial statements in US dollars. Accordingly, the accompanying financial statements are now also presented in US dollars.

     Net revenues in 1997 rose 64% to $679.6 million, compared with net revenues of $415.5 million for 1996. Revenues were negatively impacted by currency fluctuations by $32.7 million. Excluding the currency effect, revenue growth would have been 8% higher. Strong demand in 1997 for the Company's software resulted in license revenue growth of 80% to $433.4 million, compared with $240.7 million in 1996. Pro forma net income for the year (excluding restructuring and other charges related to acquisitions) increased 133% to $85.4 million, or $0.41 per diluted share, compared with net income of $36.6 million, or $0.19 per diluted share, for the 1996 year. As reported, net income for 1997 was $77.2 million, or $0.37 per diluted share. Excluding restructuring and other charges, gross margin and operating margin for 1997 improved to 67% and 18%, respectively, compared with 62% and 14% for 1996.

OUTLOOK

  Capital expenditures

     In 1997, the Company increased activities by realizing several acquisitions. Two acquisitions were accounted for as a pooling of interests:
Aurum, a leading provider of Customer Interaction Software and Beologic, a Danish sales configurator company. Some other acquisitions occurred in Germany and the Netherlands and new subsidiaries were founded (Korea, Greece and Malaysia). Further, the Company made a minority interest investment in a leading European Human Resource Management Software company, Meta4. Additional acquisitions and strategic investments will follow in 1998.

  Financing

     The Company has funded its operations since inception primarily through cash generated from operations, long-term debt, bank lines of credit and loans from the principal shareholders. In 1996, the Company issued $175,000,000 of 4.5% unsecured convertible subordinated notes. In 1997, an additional $25,000,000 was issued, under the same terms as the previous issuance.

     The Company believes that existing cash and credit facilities, together with the net proceeds from the offering and cash to be generated by operations will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months.

  Staffing

     As of December 31, 1996, the Company had 2,568 full time employees. As of December 31, 1997, the Company had 4,254 full time employees, including 1,341 employees engaged in research and development, 944 in sales and marketing, 1,542 in billable services including product support, and 427 in finance and general administration. Consistent with the Company's continued expansion, the number of employees will continue to grow in 1998.

  Factors on which sales and profitability developments depend

     Baan believes it has done an effective job of addressing the key ERP industry challenges through a combination of strategies that emphasize product innovation, expansion of capabilities through acquisitions and partnerships, and a focus that is consistent with its core competencies and values. Baan's key strategies are as follows: Simplify the Complexity and Reduce the Risk of Traditional ERP Implementation; Target Small-to Medium-Sized Organizations to Bring Big-Company ERP Capabilities to the Mid-Market; Focus on Strategic Vertical Markets, Expanding to New Markets As Appropriate; Acquire Compatible Applications, Partner with Others, or Build New Capabilities Internally to Provide a "Closed Loop" Solution for the Extended Enterprise; Pursue Product Innovation; Leverage Third-Party Implementation Providers; Expand Global Distribution, Sales, Services and Support Capabilities; Effectively Manage Growth While Maintaining Core Values.

RESEARCH AND DEVELOPMENT ACTIVITIES

     The Company's development organization is focusing on enhancements and customary error corrections to existing versions and development of future versions of the Company's software. Development activities are currently focused principally on the Company's next generation product line, which will utilize a new, adaptable component architecture designed to ease integration of disparate application components, from Baan and other vendors, and to make it easier for customers to gradually migrate to new release versions rather than having to migrate a full application suite across the entire company. The Company expects to deliver the first of these new components in 1998.

CORPORATE GOVERNANCE

     The supervisory and managing directors of the Company attach great importance to corporate governance.

     The Company is committed to developing and sustaining long-term relationships with all stakeholders, including customers, employees, business partners, and shareholders. The Company aspires to lead the global software market in areas such as customer satisfaction, employee retention and development, product quality and shareholder return, and fosters a basic set of guiding principles which it believes will forward this goal.

     The core Company values include (i) Innovation: recruiting and developing employees and partners committed to innovation in an environment free of departmental and geographic boundaries, (ii) Integrity: the expectation of honest, open and ethical dealings at all times with all stakeholders, and (iii)
Initiative: personal responsibility and the willingness to take calculated risks which may improve product or service offerings. The Company believes that its adherence to these values has enabled it to build strong relationships with employees, as evidenced by its historically low rate of employee turnover. In addition, the Company has enjoyed close working relationships with customers and implementation providers who, the Company believes, have developed significant confidence in Baan's performance and commitment.

     The Company has followed with interest the public debate in the Netherlands with respect to corporate governance. The Company in general supports, in line with its above mentioned Company values, many of the recommendations included in the Corporate Governance Report prepared in June 1997 by the Dutch Committee on Corporate Governance and installed in April 1996 by the Chairman of the Amsterdam Stock Exchange Association.

     In this respect it is noted that the Company has no anti-takeover devices. Moreover, the Company complies with the extensive disclosure requirements of the Securities and Exchange Commission in the United States, including the voluntary quarterly filing of 6-K forms and the annual filing of, very extensive, 20-F forms.

     With respect to certain specific recommendations of the Corporate Governance Committee, the following is noted. The Company is not subject to the special Dutch regime for so-called structure or large companies according to
Article 2:153 para. 3 sub b of the Dutch Civil Code. Pursuant to the large company regime, the Supervisory Board appoints its own members, while it is afforded numerous important additional powers. Accordingly, as the Company is not subject to such regime -- and has not voluntarily chosen to subject itself thereto -- the power of the General Meeting of Shareholders is not diminished. Equity investors in the Company obtain (voting) shares, and not as is often the case in the Netherlands non-voting certificates, and thereby retain their voting rights. Accordingly, the Company feels that the influence of shareholders is appropriate and balanced, and that there is no need for change in this regard.

     The Company regards it as neither necessary nor appropriate to request the external auditor of the Company to verify compliance with the recommendations of the Corporate Governance Committee, as corporate governance includes a multitude of topics, including legal issues. It is not appropriate to submit such issues to the judgment of the auditor, because such would extend beyond the audit function of the auditor and would require legal and other non-audit judgments.

     In accordance with the requirements of Dutch law, the Articles of Association of the Company provide that shareholders together holding at least 10% of the issued capital of the Company may be authorised by the competent court in the Netherlands to convene a General Meeting of Shareholders. The Corporate Governance Committee has recommended to substantially expand the rights of Shareholders to place items on the agenda of the General Meeting of Shareholders. According to the Articles of Association of the Company, the Management Board convenes General Meetings, and the agenda of such meetings shall inter alia contain proposals by the Management Board or the Supervisory Board. In view of the foregoing recommendation, the Company hereby agrees to consider for inclusion in the agenda of General Meetings of Shareholders proposals which have been submitted to the Management Board and the Supervisory Board by shareholders together holding at least 1% of the issued capital of the Company, provided that such proposals have been received 60 days prior to the General Meeting of Shareholders, and to include items properly submitted in accordance with the foregoing in the agenda of the next General Meeting of Shareholders if both the Management Board and the Supervisory Board are of the opinion that such is not contrary to (i) the interests of the Company and its stakeholders and (ii) the appropriate course of affairs and company order (vennootschappelijke orde).

     Among the great number of recommendations of the Corporate Governance Committee which the Company supports special mention must be made of the recommendation to introduce an efficient system of proxy solicitation in the Netherlands and the recommendation that the repurchase of shares should be possible in the Netherlands without adverse tax consequences. The Company strongly supports both recommendations.

YEAR 2000

     Baan continues to assess its exposure (if any) associated with the so-called Year 2000 issue on both the customer and internal systems fronts:

     CUSTOMER PRODUCTS: Since the introduction of Triton 2.2(d) in 1993, Baan's standard ERP software has been designed to be Year 2000 compliant (i.e., with the capability of processing 4-digit year values so that it will be able to correctly recognize the Year 2000 and any inputted year, and that it also will be able to recognize the Year 2000 as a leap year). Current versions of other products to which Baan has recently acquired ownership (e.g., Aurum, Berclain, and Beologic) are either now Year 2000 compliant, or are expected to become so before the end of 1998. Baan is continuing to investigate the Year 2000 compliance of any third-party products Baan markets on a reseller basis or incorporates into its products.

     The question of whether a software manufacturer is liable in any way to customers of its installed base who are operating earlier, non-Year 2000 compliant versions of its products has not yet been decided by any court, to the best of our knowledge, although some such or related claims are pending. To date, Baan has not been the subject of a Year 2000 claim. To the extent a customer may assert any such claim against Baan in the future, whether on some contract, tort, or other theory, Baan believes it has strong defenses to any such claim (both in contract and on other grounds). Baan is continuing to assess both its legal obligations, if any, and whatever business solution, if any, it may propose to customers who are using non-Year 2000 compliant versions of its products or third-party products it markets.

     INTERNAL SYSTEMS: Baan has undertaken a review (which remains ongoing) of its internal systems that are material to the operation of its business to determine to what extent, if any, those systems are not Year 2000 compliant and, to the extent any such systems are not compliant, what remedial, legal, and/or other steps need to be taken. Certain of Baan's back office is operating with recent versions of Baan's ERP software (e.g., Finance, which software, as noted above, is designed to be Year 2000 compliant), thereby limiting to some extent the breadth of any Year 2000 compliance issues with respect to Baan's internal systems.

EURO

     With the impending introduction of a single currency unit for the European Community (the "Euro"), Baan has begun the process of enhancing its standard ERP software in relevant respects to permit use of the software with the Euro. Currently, Baan hopes to release modifications of its standard ERP software later this year that will be designed to permit conversion of currencies to the Euro and permit use of the Euro as the customer's base currency. Baan is now assessing to what extent any products to which it has recently acquired ownership (e.g., Aurum, Berclain, and Beologic) may also require revisions related to the Euro. In addition, Baan is investigating the plans of third parties that provide products to Baan that Baan markets on a reseller basis or incorporates into its products with respect to how each intends to address the Euro issue.

     Like the Year 2000 question, the issue of whether a software manufacturer is liable in any way to customers of its installed base who are operating earlier versions of its products that do not recognize or process the Euro currency has not been decided by any court, to the best of our knowledge; indeed, we are aware of no such claim. To the extent a customer may assert any such claim against Baan in the future, whether on some contract, tort, or other theory, Baan believes it has strong defenses to any such claims (both in contract and on other grounds, including without limitation the grounds that the introduction of a new currency after the release of a product -- which product correctly recognizes and processes the existing currencies for which it was designed at the time -- does not give rise to a recognizable customer claim of any kind). Baan's current plan is to offer a migration path to its new Euro-compliant products to those customers who are so interested. The particulars of that plan are still under review.

BARNEVELD, MAY 4, 1998

                               BAAN COMPANY N.V.

                          CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                  (AFTER PROPOSED APPROPRIATION OF NET INCOME)

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1996            1997
                                                              ------------    ------------
Fixed assets
  Intangible fixed assets...................................    $ 24,269        $ 41,085
  Tangible fixed assets.....................................      48,329         101,430
  Financial fixed assets....................................       4,103          30,212
                                                                --------        --------
          Total fixed assets................................      76,701         172,727
Current assets
  Trade debtors (net of allowance)..........................     163,666         240,422
  Due from related parties..................................          --          42,765
  Deferred tax asset........................................          --          10,788
  Other current assets......................................      15,753          39,443
  Marketable securities.....................................       3,867         104,847
  Cash and cash equivalents.................................     236,986         111,417
                                                                --------        --------
          Total current assets..............................    $420,272        $549,682
                                                                --------        --------
          Total assets......................................    $496,973        $722,409
                                                                ========        ========

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Group equity
  Shareholders' equity......................................    $203,016        $290,465
Provisions
  Deferred income taxes.....................................          72              --
Long term debt
  Convertible subordinated notes............................     175,000         200,000
  Credit institutions.......................................       1,260             718
  Other.....................................................       3,090           4,650
                                                                --------        --------
                                                                 179,350         205,368
Current liabilities (due within one year)
  Credit institutions.......................................         870             877
  Accounts payable..........................................      36,749          59,729
  Accrued liabilities.......................................      29,324          63,823
  Payroll taxes.............................................       6,133          10,641
  Income taxes payable......................................      19,686          52,468
  Other current liabilities.................................       6,851           8,313
  Deferred revenue..........................................      14,097          29,872
  Current portion of long-term debt.........................         825             853
                                                                --------        --------
          Total current liabilities.........................    $114,535        $226,576
                                                                --------        --------
          Total liabilities and shareholders' equity........    $496,973        $722,409
                                                                ========        ========

     Prior periods amounts have been reclassified for the merger with Aurum Software Inc. and some other items to conform to the current period presentation

                               BAAN COMPANY N.V.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1995        1996        1997
                                                             --------    --------    --------
Revenues
License revenue............................................  $118,894    $226,135    $367,101
License revenue from related parties.......................        --      14,532      66,325
                                                             --------    --------    --------
          Total license revenue............................   118,894     240,667     433,426
Maintenance and service revenue............................    84,434     163,580     244,875
Hardware and other revenue.................................    23,357      11,295       1,295
                                                             --------    --------    --------
Net revenue................................................   226,685     415,542     679,596

Costs of revenues:
Cost of license revenue....................................     6,678      14,442      31,212
Cost of maintenance and service revenue....................    68,174     134,851     189,072
Cost of hardware revenue...................................    18,714       8,895         799
                                                             --------    --------    --------
Costs of revenues..........................................    93,566     158,188     221,083
Gross margin...............................................   133,119     257,354     458,513
Sales and marketing........................................    63,803     111,103     184,703
Research and development...................................    21,004      45,843      90,849
General and administrative.................................    29,189      40,826      60,074
Restructuring and other expenses...........................        --          --      12,068
                                                             --------    --------    --------
          Total costs and expenses.........................   113,996     197,772     347,694
                                                             --------    --------    --------
Income from operations.....................................    19,123      59,582     110,819
Interest income............................................     1,391       1,137      14,408
Interest expense...........................................      (932)     (1,287)    (11,622)
Other income (expense), net................................     1,134         435         (95)
                                                             --------    --------    --------
Income before income taxes and minority interest...........    20,716      59,867     113,510
Provision for income taxes.................................    (9,817)    (23,255)    (36,354)
                                                             --------    --------    --------
                                                               10,899      36,612      77,156
Minority interest..........................................       (72)         --          --
                                                             --------    --------    --------
Net income.................................................  $ 10,827    $ 36,612    $ 77,156
                                                             ========    ========    ========
Net income per share
Basic......................................................       .07         .20         .40
Diluted....................................................       .06         .19         .37
Share used in computing per share amounts
Basic......................................................   164,929     179,512     190,842
Diluted....................................................   182,866     196,496     206,071

Prior periods amounts have been reclassified for the merger with Aurum Software Inc. and some other items to conform to the current period presentation

                               BAAN COMPANY N.V.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                            ---------------------------------
                                                              1995        1996        1997
                                                            --------    --------    ---------
Operating activities:
Net income................................................  $ 10,827    $ 36,612    $  77,156
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization........................    13,566      19,782       29,104
     Minority interest in earnings of consolidated
       subsidiaries.......................................        72          --           --
     Provision (benefit) for deferred income taxes........     2,165      (7,187)     (10,592)
     Foreign currency transaction (gains) losses..........       253         170       (6,452)
     Changes in operating assets and liabilities, net of
       acquisitions:
       Accounts receivable................................   (52,777)    (72,520)     (67,677)
       Due from related parties...........................        --          --      (42,765)
       Other current assets...............................    (1,679)     (6,026)     (35,963)
       Accounts payable...................................    11,358      12,312       19,599
       Accrued liabilities................................     5,983      14,367       42,727
       Payroll taxes payable..............................       713       2,899        5,125
       Income taxes payable...............................     2,052      14,023       33,909
       Other current liabilities..........................    (1,376)        746       (3,256)
       Deferred revenue...................................       135       1,923       17,924
                                                            --------    --------    ---------
Net cash provided by (used in) operating activities.......    (8,708)     17,101       58,839
                                                            --------    --------    ---------
Investing activities:
Property and equipment purchased..........................   (18,034)    (23,856)     (42,457)
Property and equipment sold...............................     3,152       3,893        7,604
Increase in capitalized software development costs........    (3,932)    (10,705)     (29,518)
Payment for acquisitions and investments, net of cash
  acquired................................................    (9,652)     (3,806)     (59,922)
Purchases of marketable securities........................   (33,862)    (14,286)    (539,233)
Sale of short-term investments............................        --          --       62,270
Proceeds from maturities of marketable securities.........    10,300      33,982      375,983
Other.....................................................     1,173       1,095       (2,231)
                                                            --------    --------    ---------
Net cash used in investing activities.....................   (50,855)    (13,683)    (227,504)
                                                            --------    --------    ---------
Financing activities:
Net payments under short-term credit facilities...........    (1,367)     (3,249)        (742)
Payments of long-term borrowings..........................      (662)       (414)      (1,108)
Issuance costs of convertible subordinated notes..........        --      (4,375)        (875)
Proceeds from issuance of convertible subordinated
  notes...................................................        --     175,000       25,000
Proceeds from issuance of mandatorily redeemable
  convertible preferred stock.............................     5,973         882           --
Proceeds from issuance of common shares...................    61,107      51,147       18,002
                                                            --------    --------    ---------
Net cash provided by financing activities.................    65,051     218,991       40,277
Effect of foreign currency exchange rates on cash and cash
  equivalents.............................................        70        (383)       2,819
                                                            --------    --------    ---------
Increase (decrease) in cash and cash equivalents..........     5,558     222,026     (125,569)
Cash and cash equivalents at beginning of year............     9,402      14,960      236,986
                                                            --------    --------    ---------
Cash and cash equivalents at end of year..................  $ 14,960    $236,986    $ 111,417
                                                            ========    ========    =========
Supplemental disclosures of cash flow information:
Cash paid during the period for:
  Interest................................................  $    806    $    657    $  10,924
                                                            ========    ========    =========
  Taxes...................................................  $  5,661    $ 12,869    $   6,561
                                                            ========    ========    =========
Tax benefit related to issuance of common shares..........  $  3,065    $    797    $   5,500
                                                            ========    ========    =========

                               BAAN COMPANY N.V.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BASIS OF PREPARATION

     The consolidated financial statements are stated in United States dollars and are prepared under the historical cost convention. They have been prepared in all material respects in accordance with generally accepted accounting principles in the Netherlands and the United States. As permitted by Section 402, Book 2 of the Netherlands Civil Code, a condensed statement of operations is presented for the Company itself.

  BUSINESS

     Baan Company N.V. (the "Company" or "Baan") is incorporated in The Netherlands. The Company provides enterprise business management software for an open systems, client/server computing environment. The Company's products address an organization's entire value chain, from front-office functions (such as interaction with customers and sales) to the more traditional back-office operations (such as order management and inventory control) associated with Enterprise Resource Planning ("ERP"). The Company sells and supports its products through its corporate headquarters in Putten, The Netherlands and Reston, Virginia, USA; Business Support Centers in three main locations located in The Netherlands, the United States and India; and direct and indirect distribution channels.

  PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in companies in which the Company has significant influence are accounted for under the equity method.

  FOREIGN EXCHANGE

     Assets and liabilities of the Company's foreign subsidiaries are translated from their respective functional currencies to United States dollars at year-end exchange rates. Income and expense items are translated on a quarterly basis at the average rates of exchange prevailing during the quarter. The adjustment resulting from translating the financial statements of the Company's foreign subsidiaries is reflected as an accumulated translation adjustment in shareholders' equity. Foreign currency transaction gains and losses are included in income from operations.

  DERIVATIVE FINANCIAL INSTRUMENTS

     Derivative financial instruments are used by the Company in the management of its foreign currency exposures. Realized and unrealized gains and losses on foreign currency forward contracts are marked to market and recognized in results of operations. Any realized and unrealized gains and losses on contracts used to hedge intracompany transactions of a long-term investment nature are included in the accumulated translation adjustment in shareholders' equity.

  REVENUE RECOGNITION

     License revenue is derived from software licensing fees. Maintenance and service revenue is derived from maintenance support services, training and consulting. Hardware revenue is derived from resales of third party hardware in connection with licenses of the Company's software. License and hardware revenue is recognized upon delivery if no significant vendor obligations remain, there are no significant uncertainties surrounding product acceptance, amounts are due within one year and collection of the resulting receivable is deemed probable. Sales to third party and related party indirect channel partners are recorded at the time of product

                               BAAN COMPANY N.V.

shipment, subject to certain conditions including an evaluation of the amount of inventory being carried by the reseller channel. Delivery is further defined in certain contracts as delivery of the product master or first copy for noncancelable product licensing arrangements under which the customer has certain software reproduction rights. The Company accrues for any remaining insignificant vendor obligations and post contract support obligations at the point that revenue from the software license is recognized. Returns and allowances (which have not been significant through December 31, 1997) are estimated and provided for at the time of sale. Service revenue from customer maintenance fees for ongoing customer support and product updates is recognized ratably over the term of the maintenance period, which is typically twelve months. Payments for maintenance fees are generally made in advance and are nonrefundable. Service revenue from consulting and training is billed separately and is recognized when the services are performed. Costs of third party implementation services are accrued by the Company as incurred. Revenue under contracts requiring product customization are recorded under contract accounting on a percent-of-completion basis.

  SOFTWARE DEVELOPMENT COSTS

     Costs related to research, design and development of computer software are expensed as incurred. Certain software development costs related to completion of internally developed products are capitalized at the point that technological feasibility is established, normally at the completion of a detail program design. Capitalized amounts are reported at the lower of unamortized cost or net realizable value. These costs are amortized on a product-by-product basis. The annual amortization expense is the greater of the amount computed using the ratio of current revenue to the total anticipated revenue for the product or the straight line method over the estimated life of the product (generally three years), starting when the product is available for general release to customers. Estimated lives are revised when new projects or product enhancements which effect product lives are completed. The establishment of technological feasibility and the ongoing assessment of the recoverability of capitalized amounts require a significant amount of judgment by management in assessing such factors as future revenues, product lives and economic changes in the Company's marketplace. Amortization of software development costs was approximately $2,138,000, $2,464,000 and $5,947,000 for the years ended December 31, 1995,
1996 and 1997, respectively. Such amortization is included in cost of license revenue.

  DEPRECIATION AND AMORTIZATION

     Property and equipment and intangible assets are stated at cost. Depreciation and amortization of such assets is provided on the straight-line method over the following estimated useful lives:

-- Computer equipment       3 - 5 years
-- Furniture                5 - 7 years
-- Leasehold                Lesser of lease term or estimated useful
  improvements              life
-- Goodwill                 5 - 8 years

     In August 1997, Baan Germany entered into a $16.7 million sponsorship contract with Expo 2000, to be held in Hanover. Under the terms of the agreement, Baan is permitted to use the Expo Logo, Expo mascot, and World Partner title in its advertising, effective immediately. Baan is the exclusive World Partner of Applications Software. The estimated amount associated with the use of pavilion space and admittance tickets (approximately $7.5 million) will be deferred until utilized in the year 2000. The remaining balance under the contract (approximately $9.2 million for use of the Expo Logo, mascot and World Partners title) will be amortized until December 31, 2001, when use of those rights expire.

                               BAAN COMPANY N.V.

  PER SHARE INFORMATION

     In November 1997, the Company approved a two-for-one stock split effective December 11, 1997. All references in these financial statements to the number of shares and per share amounts have been restated to reflect the two-for-one split, unless denoted otherwise.

     In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings Per Share, which was required to be adopted on December 31, 1997. Under the new requirements, basic net income per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of shares issuable upon the exercise of stock options (using the treasury stock method) and convertible securities when the effect is dilutive. The Company has changed its method of computing earnings per share and has restated all prior periods.

     The following table sets forth the computation of basic and diluted income per share for the years ended December 31, (in thousands, except per share amounts):

                                               1995        1996        1997
                                             --------    --------    --------
Numerator:
  Net Income...............................  $ 10,827    $ 36,612    $ 77,156
                                             ========    ========    ========
Denominator:
  Denominator for basic income per share-
     weighted average shares...............   164,929     179,512     190,842
  Common stock equivalents.................    17,937      16,984      15,229
                                             --------    --------    --------
  Denominator for diluted income per share-
     adjusted weighted average shares and
     assumed conversions...................   182,866     196,496     206,071
                                             ========    ========    ========
Basic income per share.....................  $   0.07    $   0.20    $   0.40
Diluted income per share...................  $   0.06    $   0.19    $   0.37

     At December 31, 1996 and 1997, 7,955,000 and 9,091,000 shares issuable upon conversion of the Company's convertible subordinated notes were excluded from the computation of diluted earnings per share because the effect was antidilutive. See Note 6 to Notes to Consolidated Financial Statements.

CASH AND CASH EQUIVALENTS

     The Company considers investments in highly-liquid debt instruments with insignificant interest rate risk and maturities of 90 days or less at the date of purchase to be cash equivalents. The carrying amount reported in the balance sheets for cash and cash equivalents approximates their fair value based on quoted market prices.

     Cash equivalents consist principally of investments in certificates of deposit with approved financial institutions, commercial paper and other specific money market instruments of similar liquidity and credit quality. The Company has not experienced any significant losses related to these investments.

MARKETABLE SECURITIES

     Debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as securities available-for-sale and are carried at fair value.

                               BAAN COMPANY N.V.

     Management determines the proper classifications of debt and marketable equity securities at the time of purchase and reevaluates such designations as of each balance sheet date. By policy, the Company's investments are primarily in short-term notes. As of December 31, 1997, all such securities were designated as available-for-sale. Accordingly, these securities are carried at fair value. Since the difference between cost and fair value at December 31, 1997 and 1996 was immaterial, no adjustments have been made to the historical carrying value of the investments.

ASSET IMPAIRMENT

     The Company recognizes impairment losses on its long-lived assets held for use when its fair value is less than their carrying amount. Generally, fair value will be determined using valuation techniques such as the present value of the expected future cash flows. The carrying value of long-lived assets is reviewed on a regular basis for the existence of facts or circumstances both internally and externally that may suggest impairment. The Company has recognized impairment losses of $1,693,000 relating to goodwill and equipment write-offs in connection with various acquisitions during 1997. These losses were included in restructuring and other expenses in the income statement. Previously, the Company had not recognized any impairment losses relating to its long-lived assets since 1993.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements and is required to be adopted by the Company beginning in fiscal 1998. Additionally, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", which establishes standards for the way that public business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas and major customers. SFAS 131 will be effective for the Company for fiscal 1998 and will apply to both annual and interim financial reporting. The Company is evaluating the potential impact of these accounting pronouncements on required disclosures. SFAS 130 and SFAS 131 will not have a material impact on the financial position or results of operations of the Company.

     In October 1997, the Accounting Standards Executive Committee issued Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-4, which provide guidance on applying generally accepted accounting principles in recognizing revenue on software transactions and are effective for the Company's transactions entered into subsequent to December 31, 1997. The adoption of the SOPs, in certain circumstances, may result in the deferral of software license revenues that would have been recognized upon delivery of the related software under the preceding accounting standard, SOP 91-1. Detailed implementation guidelines for the new standards have not yet been issued. Once issued, such detailed implementation guidance could lead to unanticipated changes in the Company's current revenue accounting practices and such changes could materially adversely affect the company's revenues and earnings. Such implementation guidance may also necessitate substantial changes in the company's business practices in order for the Company to continue to recognize a substantial portion of its license fee revenue upon delivery of its software products. Such changes may reduce demand, extend sales cycles, increase administrative costs and otherwise adversely affect operations.

                               BAAN COMPANY N.V.

2  INTANGIBLE FIXED ASSETS

     The cost of purchased intangible fixed assets is amortized on a straight-line basis over periods from five to eight years based on the expected useful lives of the assets. The carrying value of intangible fixed assets is reviewed on a regular basis for the existence of facts or circumstances both internally and externally that may suggest impairment.

     For 1997 the movement in intangible fixed assets can be broken down as follows (in thousands):

Book value December 31, 1996.......................  $24,269
Purchases and additions............................   25,715
Amortization.......................................   (6,054)
Foreign exchange difference........................   (2,845)
                                                     -------
Book value December 31, 1997.......................  $41,085
                                                     =======
Total accumulated amortization.....................  $19,840
                                                     =======

3  TANGIBLE FIXED ASSETS

     Tangible fixed assets consist of the following (at cost in thousands):

                                                    1996                  1997
                                             ------------------    -------------------
Buildings and leasehold improvements.......             $ 3,358               $  7,137
Computer equipment.........................  $40,864               $60,445
Furniture and other........................   10,897                23,561
                                             -------               -------
                                                         51,761                 84,006
Software development costs.................              24,306                 62,820
                                                        -------               --------
          Total............................             $79,425               $153,963
                                                        =======               ========

     Depreciation and amortization expense related to tangible fixed assets was $13,566,000, $19,782,000 and $29,104,000 for the years ended December 31, 1995,
1996 and 1997, respectively.

     The ending balances and the movement in tangible fixed assets can be broken down as follows (in thousands):

                                       BUILDINGS AND      OTHER       SOFTWARE
                                         LEASEHOLD      OPERATING    DEVELOPMENT
                                       IMPROVEMENTS      ASSETS         COSTS        TOTAL
                                       -------------    ---------    -----------    --------
Book value December 31, 1996.........     $1,860        $ 30,322       $16,147      $ 48,329
Purchases and investments............      5,146          58,880        16,136        80,162
Disposals............................       (440)        (18,619)           --       (19,059)
Capitalization.......................         --              --        23,693        23,693
Depreciation.........................       (702)        (22,457)       (5,945)      (29,104)
Foreign exchange difference..........       (204)         (1,780)         (607)       (2,591)
                                          ------        --------       -------      --------
Book value December 31, 1997.........     $5,660        $ 46,346       $49,424      $101,430
                                          ======        ========       =======      ========
Total accumulated depreciation.......     $1,477        $ 37,660       $13,396      $ 52,533
                                          ======        ========       =======      ========

                               BAAN COMPANY N.V.

4  FINANCIAL FIXED ASSETS

     Financial fixed assets consist of the following (in thousands):

                                                  OTHER
                                               INVESTMENTS     OTHER      TOTAL
                                               -----------    -------    -------
Book value December 31, 1996.................    $   626      $ 3,477    $ 4,103
Purchases and additions......................     27,264          500     27,764
Disposals....................................         --           --         --
Amortization.................................         --       (1,001)    (1,001)
Foreign exchange difference..................       (654)          --       (654)
                                                 -------      -------    -------
Book value December 31, 1997.................    $27,236      $ 2,976    $30,212
                                                 =======      =======    =======

     The other investments relate to companies in which the Company does not have significant influence and are carried at cost or estimated realizable value, if less. The other financial fixed assets of $2,976,000 relate to the long-term portion of the commission from the convertible subordinated notes. This commission is being amortized on a straight-line basis to interest expense over the term of the Notes.

5  MARKETABLE SECURITIES

     The following is a summary of available-for-sale debt and equity securities (in thousands):

                                                             DECEMBER 31,
                                                          -------------------
                                                           1996        1997
                                                          -------    --------
Corporate notes.........................................  $ 3,867    $135,624
US government agency notes..............................       --      20,951
Other...................................................   16,770         337
                                                          -------    --------
                                                          $20,637    $156,912
                                                          =======    ========
Amounts included in cash equivalents....................  $16,770    $ 52,065
Amounts included in marketable securities...............    3,867     104,847
                                                          -------    --------
                                                          $20,637    $156,912
                                                          =======    ========

     All securities held as of December 31, 1997 are due within one year. Gross realized gains and losses have been immaterial. The cost of securities sold is based on specific identification.

6  SHAREHOLDERS' EQUITY

  COMMON SHARES

     In May 1995, the Company completed its initial public offering (IPO) of 29,200,000 common shares at $4.00 a share, of which 16,000,000 shares were sold by the Company and 13,200,000 shares were sold by selling shareholders. The Company received proceeds of approximately $58,402,000 from the IPO, net of issuance costs of $7,807,000 and included a related tax benefit of $2,209,000.

     In December 1997, the shareholders of the Company approved a two-for-one stock split effective December 11, 1997. The authorized number of common shares was increased from 350 million to 700 million. In connection with this, the shareholders authorized an increase in par value to NLG 0.12 per share which was then split to NLG 0.06 per share. All references in the accompanying financial statements to number of shares, per share amounts, stock option data and market prices of the Company's common stock have been retroactively restated to reflect this stock split.

                               BAAN COMPANY N.V.

     The Company is able to declare or pay dividends in any currency or multiple currencies as deemed appropriate by management, although the Company has no present intent to declare any dividend.

  STOCK PLANS

     In December 1993, shareholders approved the 1993 Stock Plan (the "Plan"). Through the Plan and subsequent amendments, the Company has reserved a total of 36,000,000 common shares for grant thereunder to eligible participants. The shares may be authorized but unissued, or reacquired common stock. The number of common shares covered under the Plan shall be proportionately adjusted for any increase or decrease in the number of shares issued for which the Company receives no consideration.

     Should granted options expire or become unexercisable for any reason, the unpurchased shares which were subject thereto shall become available for future grant under the Plan. The term of each option shall not exceed a period of ten years from the grant date and each option generally vests over five years. The Plan expires in 2003. The exercise price is determined by the Plan's administrator.

     As a result of the Company's acquisition of Aurum Software, Inc. ("Aurum") in 1997, the Company assumed the outstanding options under Aurum's 1995 Stock Option Plan (the "Aurum Plan"). The Aurum Plan provided for grants of incentive stock options to employees and nonqualifying options to eligible participants of Aurum. The term of each option was not to exceed a period of ten years from the grant date and each option generally vested over five years. At December 31, 1997, the Company had reserved 964,000 of its common shares for issuance under the Aurum Plan. No additional grants will be made from the Aurum Plan.

     In February 1995, the Company adopted the 1995 Employee Stock Purchase Plans (U.S. ESPP and Non-U.S. ESPP). The U.S. ESPP permits eligible employees of Baan USA to purchase common shares through payroll deductions of up to the lesser of 10% of their compensation, or $25,000 in any year. The price of common shares purchased under the U.S. ESPP will be 85% of the lower of the fair market value of the Company's common shares on the first or last day of each offering period. The Non-U.S. ESPP terms are modified for local rules governing such plans. A total of 4,000,000 common shares are available for grant under the two Employee Stock Purchase Plans. Approximately 1,466,000 common shares were issued under these plans through December 31, 1997.

     In March 1995, the Company adopted the 1995 Director Stock Option Plan ("Director Plan"). Under the terms of the Director Plan, each person who becomes a Supervisory Director after July 1, 1995 shall automatically be granted an option to purchase 32,000 common shares of the Company ("Initial Options"). Initial Option grants vest in four equal annual installments. All options have a term of ten years and are to be granted at fair market value at the date of grant. In the event of a merger or sale of the Company, all options granted become exercisable immediately. The Company has reserved a total of 1,600,000 common shares for grant under the Director Plan.

                               BAAN COMPANY N.V.

     Option activity under the plans, excluding the U.S. ESPP and Non-U.S. ESPP, was as follows:

                                                                                   WEIGHTED
                                                      SHARES                       AVERAGE
                                                   AVAILABLE FOR    NUMBER OF       PRICE
                                                       GRANT          SHARES      PER OPTION
                                                   -------------    ----------    ----------
Balance at December 31, 1994.....................    6,240,000      17,760,000      $ 0.43
Additional shares authorized for issuance........    6,461,000              --          --
Granted..........................................   (9,405,000)      9,405,000      $ 3.99
Canceled or expired..............................    2,793,000      (2,793,000)     $ 0.51
Exercised........................................           --      (5,175,000)     $ 0.43
                                                    ----------      ----------      ------
Balance at December 31, 1995.....................    6,089,000      19,197,000      $ 2.17
Additional shares authorized for issuance........    6,218,000              --          --
Granted..........................................   (6,580,000)      6,580,000      $12.73
Canceled or expired..............................    1,763,000      (1,763,000)     $ 1.07
Exercised........................................           --      (4,648,000)     $ 1.46
                                                    ----------      ----------      ------
Balance at December 31, 1996.....................    7,490,000      19,366,000      $ 6.03
Additional shares authorized for issuance........    3,072,000              --          --
Granted..........................................   (7,712,000)      7,712,000      $23.26
Canceled or expired..............................      576,000        (576,000)     $13.77
Exercised........................................           --      (4,193,000)     $ 3.57
                                                    ----------      ----------      ------
Balance at December 31, 1997.....................    3,426,000      22,309,000      $12.24
                                                    ==========      ==========      ======

     As of December 31, 1996 and 1997, stock options were exercisable for 5,434,000 and 6,189,000 common shares, respectively.

     The following table summarizes information about stock options outstanding at December 31, 1997:

               OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
--------------------------------------------------   ---------------------------------------------
                   WEIGHTED AVERAGE                    WEIGHTED                        WEIGHTED
   RANGE OF           REMAINING          NUMBER      AVERAGE PRICE      NUMBER       AVERAGE PRICE
EXERCISE PRICES    CONTRACTUAL LIFE    OUTSTANDING    PER OPTION      EXERCISABLE     PER OPTION
---------------    ----------------    -----------   -------------    -----------    -------------
$ 0.17 - $ 4.00       1.7 years         7,531,000       $ 0.96         3,365,000        $ 0.90
$ 6.60 - $12.64       2.9 years         4,149,000       $ 9.87         1,752,000        $ 9.52
$13.22 - $18.00       3.7 years         6,633,000       $16.28           931,000        $16.76
$18.20 - $26.88       5.7 years           988,000       $21.65           119,000        $21.83
$25.81 - $30.63       4.8 years         1,932,000       $30.45             9,000        $30.37
$31.07 - $49.69       5.6 years         1,076,000       $33.17            13,000        $33.32
                                       ----------                      ---------
                                       22,309,000                      6,189,000
                                       ==========                      =========

     The Company recorded for financial statement purposes deferred compensation expense of $1,423,000 for the difference between the grant price and the deemed fair value of certain of the Company's common share options granted in 1994 and 1995. This amount is being amortized over the vesting period of the individual options, generally five years. Compensation expense was approximately $298,000, $148,000 and $124,000 for the years ended December 31, 1995, 1996 and 1997, respectively. During 1996, certain options were canceled which further reduced deferred compensation by $605,000. No options were cancelled during 1997. At December 31, 1997, deferred compensation totaled $248,000.

                               BAAN COMPANY N.V.

STOCK-BASED COMPENSATION

     As permitted under Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" (SFAS No. 123), the Company has elected to follow Accounting Principles Board's Opinion No. 25 "Accounting for Stock Issued to Employees" (APB No. 25) in accounting for stock-based awards to employees. Under APB No. 25, the Company generally recognizes no compensation expense with respect to such awards since the exercise price of the stock options granted are equal to the fair market value of the underlying security on the grant date.

     Pro forma information regarding net income and earnings per share is required by SFAS No. 123 for awards granted after December 31, 1994 as if the Company had accounted for its stock-based awards to employees under the fair value method of SFAS No. 123. The fair value of the Company's stock-based awards to employees was estimated as of the date of grant using a Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, the Black-Scholes model requires the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock-based awards to employees have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock-based awards to employees. The fair value of the Company's stock-based awards to employees was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                  OPTIONS                   ESPP
                                            --------------------    --------------------
                                            1995    1996    1997    1995    1996    1997
                                            ----    ----    ----    ----    ----    ----
Expected life (months)....................   60      56      56       6       6       6
Expected volatility.......................   19%     50%     50%     12%     50%     50%
Risk-free interest rate...................  5.7%    6.1%    5.7%    5.6%    6.2%    5.4%

     For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period (for options) and the six-month purchase period (for stock purchases under the ESPP). The Company's pro forma net income and net income per share for 1995, 1996 and 1997 is as follows (in thousands, except for net income per share):

                                                 1995       1996       1997
                                                -------    -------    -------
Net income:
  As reported.................................  $10,827    $36,612    $77,156
  Pro forma...................................  $ 9,238    $28,616    $50,479
Basic income per share
  As reported.................................  $  0.07    $  0.20    $  0.40
  Pro forma...................................  $  0.06    $  0.16    $  0.26
Diluted income per share
  As reported.................................  $  0.06    $  0.19    $  0.37
  Pro forma...................................  $  0.05    $  0.15    $  0.25

     Since SFAS No. 123 is applicable only to awards granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until approximately 1999.

     The weighted-average fair value of options granted during 1995, 1996 and 1997 was $1.86, $5.30 and $11.25 respectively. The weighted average fair value of employee stock purchase rights granted under the U.S. ESPP and Non-U.S. ESPP during 1995, 1996 and 1997 was $0.75, $3.61 and $6.28, respectively.

                               BAAN COMPANY N.V.

  MOVEMENT OF SHAREHOLDERS' EQUITY

     The following information does not reflect the effects of any stock splits. The statutory share capital consists of 700,000,000 shares with a par value of NLG 0.06 and 175,000,000 shares with a par value of NLG 0.02 at December 31, 1997 and 1996, respectively. The actual number of shares issued amounts to 193,698,784, 89,791,297 and 43,123,488 at December 31, 1997, 1996 and 1995,
respectively. As of December 31, 1996, the par value of issued shares in Dutch guilders was NLG 897,913 which translated at the year-end exchange rate of NLG
1.74 = $1 is $516,000. As of December 31, 1997 the par value of issued shares in Dutch guilders was NLG 11,621,927 which translated at the year-end exchange rate of NLG 2.02 = $1 is $5,753,000.

     The movements in the shareholders' equity can be broken down as follows (in thousands):

                                                ADDITIONAL                ACCUMULATED
                                      COMMON     PAID-IN      RETAINED    TRANSLATION
                                      SHARES     CAPITAL      EARNINGS    ADJUSTMENT      TOTAL
                                      ------    ----------    --------    -----------    --------
Balance at December 31, 1996........  $5,759     $152,782     $ 45,211      $  (736)     $203,016
Issuance of common shares...........    180        22,088       (6,143)          --        16,125
Net income 1997.....................     --            --       77,156           --        77,156
Other movements.....................     --           124           --           --           124
Currency translation adjustment.....     --            --           --       (5,956)       (5,956)
                                      ------     --------     --------      -------      --------
Balance at December 31, 1997........  $5,939     $174,994     $116,224      $(6,692)     $290,465
                                      ======     ========     ========      =======      ========

     The other movements relate to the amortization of the deferred compensation as discussed above.

7  BORROWING ARRANGEMENTS

  CREDIT AGREEMENTS

     The Company has a credit facility with a Dutch bank which allows the Company to borrow up to NLG 40,000,000 ($19,811,600 based on the exchange rate at December 31, 1997). Certain of the Company's subsidiaries may borrow up to $10,000,000 under this credit facility. Interest on borrowings under the credit facility accrues at the Dutch Central Bank's promissory note rate plus 1.5% (a total of 4.75% at December 31, 1997) with a minimum interest rate of 4% and is payable quarterly. There were no outstanding borrowings under the credit facility at December 31, 1996 and 1997.

     The Company, its Netherlands subsidiaries, and Baan USA, Inc. have pledged their accounts receivable as collateral for the credit facility. Furthermore, these entities may not transfer title to any of their assets outside the normal course of business without the express written consent of the bank.

     Certain of the Company's subsidiaries have agreements with their credit institutions which allow them to carry deficit balances in their demand deposit accounts. Borrowings under such agreements amounted to $948,000 and $877,000 at December 31, 1996 and 1997, respectively.

     One of the short-term borrowings by the Company's subsidiaries at December 31, 1997 is guaranteed by a standby letter of credit, thereby reducing the availability of funds to the Company under its NLG 40,000,000 credit facility. As of December 31, 1996 and 1997, $899,000 and $6,168,000, respectively, of such borrowings were guaranteed by the Company. As these borrowings effectively reduce the availability of cash to the Company from its Dutch bank, they have been presented as a reduction in cash and cash equivalents in the accompanying financial statements.

     The weighted average interest rates on the short-term borrowings were 19.4% and 11.33% at December 31, 1996 and 1997, respectively.

                               BAAN COMPANY N.V.

  LONG-TERM DEBT

     The Company's long-term debt obligations consist of the following (in thousands):

                                                             DECEMBER 31,
                                                         --------------------
                                                           1996        1997
                                                         --------    --------
Convertible subordinated notes, 4.50%, due December 15,
  2001.................................................  $175,000    $200,000
Guilder denominated loans, 7.5% to 7.75%, due September
  30, 2000 and December 31, 2001.......................     1,576       1,040
Other..................................................     3,599       5,181
                                                         --------    --------
                                                          180,175     206,221
Less current portion...................................       825         853
                                                         --------    --------
                                                         $179,350    $205,368
                                                         ========    ========

     In December 1996, the Company issued $175,000,000 of 4.5% unsecured convertible subordinated notes ("Notes") pursuant to an indenture dated as of December 15, 1996 ("Indenture"). The Notes are convertible into the Company's common shares at any time after the 90th day following the last original issue date of the Notes at a conversion price of $22.00 per share. The Notes are redeemable by the Company under certain conditions after December 16, 1998 and at any time after December 16, 1999. Until the Notes are converted or redeemed, the Company will pay interest semi-annually, commencing June 15, 1997. In January 1997, the Company issued another $25,000,000 of Notes under the same terms and conditions. The Notes are subordinated in right of payment to all existing and future Senior Indebtedness (as defined in the Indenture) of the Company.

     Costs of $4,375,000 incurred in connection with issuing the Notes have been capitalized and are being amortized on a straight-line basis to interest expense over the term of the Notes. A total of $875,000 was amortized in the year ended December 31, 1997. Remaining unamortized costs are included in other non-current assets in the accompanying financial statements.

     In 1987 and 1988, the Company obtained loans of NLG 2,000,000 and NLG 4,000,000 (Loans), respectively. The Loans collectively require semi-annual principal payments of NLG 325,000 ($161,700 based on the exchange rate at December 31, 1997) which began in 1992. The interest rates on the Loans will be adjusted in 1998 to interest rates which will be comparable to interest rates offered to similar borrowers as determined by the lender.

     The aggregate amount of maturities subsequent to December 31, 1997 for all long-term debt based on the exchange rates at December 31, 1997 were as follows (in thousands):

1998......................................................  $    853
1999......................................................     4,972
2000......................................................       297
2001......................................................   200,099
                                                            --------
                                                            $206,221
                                                            ========

8  INCOME TAXES

     The Company accounts for income taxes under Statement of Financial Accounting Standards Board No. 109. Deferred income taxes are provided, using the liability method, for all timing differences between tax and financial reporting. Where applicable, deferred income taxes are reduced by the tax effect of available tax loss-carryforwards.

                               BAAN COMPANY N.V.

     Income before income taxes and minority interest consists of the following (in thousands):

                                                  YEAR ENDED DECEMBER 31,
                                               ------------------------------
                                                1995       1996        1997
                                               -------    -------    --------
The Netherlands..............................  $20,233    $49,229    $ 81,629
Rest of the world............................      483     10,638      31,881
                                               -------    -------    --------
Income before income taxes and minority
  interest...................................  $20,716    $59,867    $113,510
                                               =======    =======    ========

     The components of the provision for income taxes are as follows (in thousands):

                                                   YEAR ENDED DECEMBER 31,
                                                -----------------------------
                                                 1995      1996        1997
                                                ------    -------    --------
Current:
  The Netherlands.............................  $4,947    $22,184    $ 31,316
  Germany.....................................   2,282      4,393       4,536
  United States...............................      --      3,168       7,579
  Other countries.............................     422        697       3,515
                                                ------    -------    --------
          Total current.......................   7,651     30,442      46,946
Deferred:
  The Netherlands.............................   2,017     (7,410)    (11,741)
  Germany.....................................     149        223         415
  United States...............................      --         --         734
                                                ------    -------    --------
          Total deferred......................   2,166     (7,187)    (10,592)
                                                ------    -------    --------
Provision for income taxes....................  $9,817    $23,255    $ 36,354
                                                ======    =======    ========

     In 1995, 1996, and 1997, the Company recognized tax benefits related to stock option plans of $856,000, $797,000 and $5,500,000, respectively. Such benefits were recorded as an increase to additional paid-in capital.

     The Company's effective income tax rate differs from The Netherlands' statutory rate of 35% due to the following (in thousands):

                                                   YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                  1995      1996       1997
                                                 ------    -------    -------
Expected tax at statutory rate.................  $7,250    $20,953    $39,729
Amortization of goodwill.......................     435        661      2,106
Foreign earnings taxed at higher rates.........     512      1,881        239
Dutch qualifying income tax reduction..........      --         --     (4,382)
Other, net.....................................   1,620       (240)    (1,338)
                                                 ------    -------    -------
Provision for income taxes.....................  $9,817    $23,255    $36,354
                                                 ======    =======    =======
Effective tax rate.............................      47%        39%        32%

                               BAAN COMPANY N.V.

     The components of the deferred tax assets and liabilities are as follows (in thousands):

                                                              DECEMBER 31,
                                                            -----------------
                                                             1996      1997
                                                            ------    -------
Deferred tax assets:
Expenses not currently deductible.........................  $  975    $ 1,709
Net operating losses of foreign subsidiaries..............   8,017     13,708
                                                            ------    -------
          Total deferred tax assets.......................   8,992     15,417
                                                            ------    -------
Deferred tax liabilities:
Intangible assets.........................................   4,208      4,629
Software development costs................................   4,856         --
                                                            ------    -------
          Total deferred tax liabilities..................   9,064      4,629
                                                            ------    -------
          Total net deferred tax asset (liabilities)......  $  (72)   $10,788
                                                            ======    =======

     At December 31, 1997, the Company had foreign net operating loss carryforwards of approximately $36,000,000. Approximately $12,000,000 of these carryforwards have no expiration date and the balance expires in 1999 or later. For financial accounting purposes, the benefit of these losses has been recorded as a reduction of the provision for Dutch income taxes in 1995, 1996 and 1997.

     No deferred income taxes have been provided for the income tax liability which may be incurred on repatriation of the undistributed earnings of the Company's consolidated foreign subsidiaries because the Company intends to reinvest such earnings indefinitely.

     During 1997, the Company was notified by the Dutch authorities that it qualified for a reduced tax rate on certain of its qualifying income which included net interest income from intercompany loans, and for money held on the $200 million convertible debt and on royalties from direct license revenue. Based on this ruling and other iniatives, the Company was able to decrease its effective worldwide tax rate of approximately 39% in 1996 to approximately 32% in 1997. Also, as part of the above ruling, the tax basis for software development costs was adjusted to equal the book basis, thereby eliminating the deferred tax liability.

     The reduced tax rate on certain qualifying income may be subject to review by the European commission. Although at present, there is not any indication that such a review will take place, the result of that review could potentially result in a higher effective tax rate for the Company.

9  FINANCIAL INSTRUMENTS

  DERIVATIVE FINANCIAL INSTRUMENTS

     The Company's use of derivative financial instruments are limited to short-term foreign currency forward contracts. The Company uses these contracts primarily to offset the effects of exchange rate changes on intracompany cash flow exposures denominated in foreign currencies. These exposures include trade accounts receivable, royalties, service fees and loans. The primary exposures are denominated in European and Asian currencies. The Company does not hold these derivative financial instruments for trading purposes.

                               BAAN COMPANY N.V.

     The Company's foreign currency forward contracts all have maturities of less than one year. These forward contracts are summarized below at contract value (in thousands):

                                                              DECEMBER 31,
                                                           ------------------
                                                            1996       1997
                                                           -------    -------
European currencies......................................  $61,805    $45,124
Asian currencies.........................................   16,187     29,584
Other currencies.........................................    3,150      1,210
                                                           -------    -------
          Total..........................................  $81,142    $75,918
                                                           =======    =======

     The amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

     While the contract amounts provide a measure of the volume of these transactions, they do not represent the amount of the Company's exposure to credit risk. The Company controls credit risk through credit approvals, limits and subsequent monitoring procedures.

     The Company operates in certain countries in Latin America, Eastern Europe, and Asia Pacific where there are limited forward currency exchange markets and thus the Company has unhedged transaction exposures in these currencies.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The carrying amounts and estimated fair values of the Company's financial instruments were as follows (in thousands):

                                                     1996                   1997
                                              -------------------    -------------------
                                              CARRYING     FAIR      CARRYING     FAIR
                                               AMOUNT     VALUE       AMOUNT     VALUE
                                              --------   --------    --------   --------
Financial assets
  Cash and cash equivalents.................  $236,986   $236,986    $111,417   $111,417
  Marketable securities.....................     3,867      3,867     104,847    104,847
Financial liabilities
  Short-term borrowings.....................       870        870         877        877
  Convertible subordinated notes............   175,000    175,577     200,000    316,060
  Other long-term borrowings (including
     current portion).......................     2,085      2,085       1,571      1,571
Off-balance sheet instruments Foreign
  currency forward contracts................        --     80,676          --     75,014

     The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies as discussed below. However, considerable judgment is required in interpreting market data to develop the fair value estimates. Accordingly, the estimates presented above are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

     Cash equivalents and marketable securities -- The carrying amount approximates fair value because of the short maturity of these instruments.

     Short-term borrowings -- The carrying amount approximates fair value because of the short maturity of these instruments.

     Convertible subordinated notes -- The fair value of the Notes was based on quoted market prices and reflects the increase in share price of the Company's common stock since the Notes were issued.

                               BAAN COMPANY N.V.

     Other long-term borrowings -- The fair value of these financial instruments is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

     Foreign currency forward contracts -- The fair value of the contracts is based on the estimated amount at which they could be settled based on quoted exchange rates. Foreign currency contracts are usually three months in duration and typically are due at the end of each quarter. There were no material differences between contract value and fair value at December 31, 1997.

10 CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, marketable securities, accounts receivable, and financial instruments used in hedging activities.

     The Company places its cash equivalents and marketable securities with high quality financial institutions and, by policy, limits the amount of credit exposure with any one financial institution.

     Credit risk associated with accounts receivable is limited due to the large number of customers comprising the Company's customer base and their dispersion among many different industries and geographical regions. The Company does not require collateral to support customer receivables. The Company also maintains reserves for potential losses, and all credit losses to date have been within management's expectations. For the year ended December 31, 1995, the Company charged a write-off of approximately $1.0 million to bad debt expense. Bad debt write-offs in 1995 were $251,000. For the year ended December 31, 1996, the Company charged $8.3 million to bad debt expense. Bad debt write-offs in 1996 were $1.6 million. For the year ended December 31, 1997, the Company charged $12.4 million to bad debt expense and recorded bad debt write-offs of $3.0 million.

     During the years ended December 31, 1996 and 1997, the Company entered into agreements pursuant to which it sold $17.0 million and $17.5 million, respectively, of its existing accounts receivable. Under the terms of the agreements, the purchaser assumed all credit loss risk. The proceeds from the sale were less than the face amount of the accounts receivable by an amount which approximates the short-term unsecured borrowing cost of the Company's customers. The discount from the face amount in 1996 and 1997 was $602,000 and $716,000, respectively, and is included in selling and marketing expenses in the accompanying financial statements. The balance of the accounts receivable sold was $16.4 million and $16.8 million as of December 31, 1996 and 1997, respectively.

     The counterparties to the agreements relating to the Company's foreign exchange instruments consist of a number of major high credit-quality international financial institutions. The Company, by policy, limits the financial exposure and the amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties' obligations under the contracts exceed the obligations of the Company to the counterparties.

11 TRANSACTIONS WITH RELATED PARTIES

     Baan Investment B.V. ("BIBV" together with its subsidiaries the related parties), is controlled by Jan and J.G. Paul Baan, and owns approximately 39% of the outstanding Common Shares of the Company. BIBV has invested in various new technologies, educational programs, research projects and sales, consulting and support activities in the ERP market. Often, these investments take the forms of joint ventures or partnerships, whose activities are aimed at the ERP market for packaged application software for business and business process improvement. BIBV and entities owned or controlled by BIBV have made expenditures and incurred

                               BAAN COMPANY N.V.

substantial costs in connection with these investment activities and start-up of business operations. These expenses are not included in the Company's consolidated financial statements. In the opinion of Company management all significant costs directly benefiting the Company incurred by such entities have been recorded as an expense by the Company. The Company has entered into various agreements with such entities owned or controlled by BIBV and has recognized revenue and reimbursement of expenses from, and incurred costs for goods and services provided by, such related parties.

     The Company has approximately 150 SME channel partners. Included in the Company's channel partners are approximately 15 companies which are owned by BBS Holding B.V., a majority-owned subsidiary of BIBV. These BBS-related entities are commonly referred to as the Baan Business Systems network ("BBS").

     The Company recognized revenues of approximately $32.3 million and $4.5 million from the BBS Holding B.V. enterprises during 1997 and 1996, respectively, from that company's licensing of Baan products. In addition, during 1997 and 1996, the Company assigned a number of its SME license contracts and trade accounts receivable to various BBS companies. In consideration for the assignment, the BBS companies paid for the then-outstanding third party trade accounts receivable assigned to them and, in addition, agreed to pay the Company an amount representing the value of certain potential future license revenues forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third party contracts. Such pricing differences resulted in the Company's recognition of license revenues of $18 million and $10 million in 1997 and 1996, respectively. Further, during 1997, BBS Holding paid $6 million to the Company and committed to pay an additional $2.7 million by March 1998 in exchange for the non-recourse assignment of the remaining rights and obligations under a license agreement with an unrelated third party.

     During 1997, Baan Midmarket Solutions ("BMS") was formed, with an 85% ownership by BIBV and 15% ownership by the Company. Pursuant to the related agreement, the Company agreed to provide certain services to BMS in return for reimbursement of the costs of such services and assigned a majority of its existing reseller agreements to BMS. Consideration for the assignment was payment by BMS of an amount representing the value of certain potential future license revenues forgone by the Company as a result of pricing differences between customary terms in direct sales versus indirect channel, third party contracts. Such pricing differences resulted in the Company's recognition of license revenues of approximately $13 million in 1997. In addition, the Company recognized revenues of approximately $3 million from sales of licenses to BMS for their resale to third party users.

     The Company applies to these related parties the same revenue recognition policies it uses for sales to independent third parties. At December 31, 1997 and 1996, respectively, approximately $11.6 million and $4.5 million of license revenues recognized from related parties remained in such parties' inventory of unsold licenses. All such inventory had been sold through as of the end of the first quarter of 1998 (unaudited).

     Other material transactions that the Company had during 1997 with BIBV and with its affiliated entities included payment of approximately $2.1 million of lease rental expense and $3.0 million of employee training expenses, and charges to BIBV of $8.6 million for the reimbursement of management information systems and marketing costs and services provided by the Company. The Company did not have a formal cost-sharing agreement in place in 1997 for the management information system and marketing costs and services.

     During the Company's sales cycle and in connection with certain implementations, use may be made of software products developed by Baan Business Innovation ("BBI"), a wholly-owned subsidiary of BIBV, as well as BBI's partners in the modeling arena. Revenues and costs of the Company associated with the use of such products have not been material.

                               BAAN COMPANY N.V.

12 ACQUISITIONS AND DISPOSITIONS

     In May 1996, the shareholders of Berclain Group Inc. ("Berclain") agreed to exchange their shares in Berclain for 1,088,000 shares of the Company's common shares. Berclain is a Canadian software company and a provider of manufacturing synchronization and scheduling solutions. The business combination was effective May 31, 1996 and was accounted for as a pooling of interests. In November 1996, the shareholders of Antalys, Inc. ("Antalys") agreed to exchange their shares in Antalys for 1,830,000 shares of the Company's common shares. Antalys is an American software company and a provider of configuration management software that automates the configuration and pricing for products and services. The business combination was effective November 30, 1996 and was accounted for as a pooling of interests. Because Berclain's and Antalys' financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combinations. Consolidation of Berclain and Antalys reduced the Company's retained earnings by approximately $548,000.

     In August 1997, the Company acquired all of the outstanding shares of Aurum Software Inc. ("Aurum") for approximately 8,302,000 of the Company's common shares. Aurum is a provider of enterprise-wide sales-force automation software. The business combination was accounted for as a pooling of interests. Since the combination was material to the Company, the accompanying consolidated financial statements are presented on a combined basis for all periods presented. There were no significant intercompany transactions between the two companies and no significant conforming accounting adjustments.

     Combined and separate balance sheets and statements of operations of the Company and Aurum for the periods prior to the acquisition were as follows (in thousands):

  BALANCE SHEET AT DECEMBER 31, 1996

                                          BAAN COMPANY N.V.             AURUM          COMBINED
                                     (EXCL. AURUM SOFTWARE INC.)    SOFTWARE INC.    BALANCE SHEET
                                     ---------------------------    -------------    -------------
Fixed assets.......................           $ 73,804                 $ 2,897         $ 76,701
Current assets.....................            366,888                  53,384          420,272
                                              --------                 -------         --------
Total assets.......................            440,692                  56,281          496,973
                                              --------                 -------         --------
Shareholders' equity...............            156,007                  47,009          203,016
Provisions.........................              2,244                      --            2,244
Long term debt.....................            178,899                     451          179,350
Current liabilities................            103,542                   8,821          112,363
                                              --------                 -------         --------
Total liabilities and Shareholders'
  equity...........................           $440,692                 $56,281         $496,973
                                              ========                 =======         ========

  STATEMENT OF OPERATIONS 1995

                                          BAAN COMPANY N.V.             AURUM          COMBINED
                                     (EXCL. AURUM SOFTWARE INC.)    SOFTWARE INC.    BALANCE SHEET
                                     ---------------------------    -------------    -------------
Net revenues.......................           $216,210                 $10,475         $226,685
Total costs and expenses...........            192,729                  14,833          207,562
                                              --------                 -------         --------
Income (loss) from operations......             23,481                  (4,358)          19,123
Other income and income taxes......             (8,130)                    (94)          (8,224)
Minority interest..................                (72)                     --              (72)
                                              --------                 -------         --------
Net income (loss)..................           $ 15,279                 $(4,452)        $ 10,827
                                              ========                 =======         ========

                               BAAN COMPANY N.V.

  STATEMENT OF OPERATIONS 1996

                                                                                        COMBINED
                                           BAAN COMPANY N.V.             AURUM        STATEMENT OF
                                      (EXCL. AURUM SOFTWARE INC.)    SOFTWARE INC.     OPERATIONS
                                      ---------------------------    -------------    ------------
Net revenues........................           $387,958                 $27,584         $415,542
Total costs and expenses............            328,458                  27,502          355,960
                                               --------                 -------         --------
Income (loss) from operations.......             59,500                      82           59,582
Other income and income taxes.......            (23,167)                    197          (22,970)
                                               --------                 -------         --------
Net income (loss)...................           $ 36,333                 $   279         $ 36,612
                                               ========                 =======         ========

     In November 1997, the Company acquired all of the outstanding shares of Beologic A/S ("Beologic") for approximately 1,278,000 shares of the Company's common shares. Beologic is a sales configurator company. The business combination was accounted for as a pooling of interests. Because Beologic's financial statements were not material to the consolidated financial statements of the Company, the Company did not restate any of its consolidated financial statements prior to the combination. Consolidation of Beologic reduced the Company's retained earnings by approximately $6.1 million.

     During the year ended December 31, 1997, the Company recognized $12.1 million of restructuring and other charges related to direct transaction and integration costs as a result of the combinations with Aurum and Beologic. Restructuring charges include $4.6 million for professional fees, $3.4 million for write-offs of capitalized software, goodwill and other intangible assets, $2.3 million of software discontinuation costs and migration costs related to the Antalys product, and $1.8 million for contractual software upgrades and commitments, and for other miscellaneous charges related to the mergers.

     The following table, expressed in thousands, summarizes the Company's restructuring and non-recurring costs and activity for the year ended December 31, 1997:

                                                                              ACCRUAL BALANCE AT
                                               TOTAL     CASH      ASSET         DECEMBER 31,
                                               COSTS     PAID    WRITE-OFFS          1997
                                              -------   ------   ----------   ------------------
Professional fees...........................  $ 4,589   $4,002     $   --           $  587
Capitalized software, intangibles and other
  assets....................................    3,393       --      3,393               --
Non-recurring, discontinuation and migration
  costs.....................................    2,286      778         --            1,508
Other restructuring costs...................    1,800      849         --              951
                                              -------   ------     ------           ------
Total restructuring and other charges.......  $12,068   $5,629     $3,393           $3,046
                                              =======   ======     ======           ======

     The Company expects to complete most of the actions associated with its restructuring by the end of the second quarter of fiscal 1998.

     In 1997, the Company acquired the assets and liabilities of several small companies for approximately $27.1 million in cash, which included the acquisition of Matrix Holding B.V. ("Matrix"), a related party. Matrix was a wholly owned subsidiary of Baan Investment B.V. and was acquired for $8.0 million in cash based on an independent appraisal and assumed net liabilities of approximately $5.2 million. All of these acquisitions were accounted for under the purchase method and the assets and liabilities were recorded at their fair values on the acquisition dates. After allocating a portion of the purchase price for these acquisitions to tangible assets and liabilities, $1,500,000 was allocated to customer lists, $7,231,000 to assembled workforce and $21,301,000 to goodwill.

                               BAAN COMPANY N.V.

13 COMMITMENTS AND CONTINGENCIES

  LEASES

     The Company has operating leases for its corporate offices, domestic distribution center, foreign subsidiary offices, domestic field sales offices, certain data-processing equipment, telephone equipment, and other office equipment. Rental expense for operating leases for the years ended December 31, 1995, 1996, and 1997 was approximately $4,355,000, $8,075,000, and $14,701,000, respectively.

     Minimum annual rental commitments under noncancelable operating leases for periods subsequent to December 31, 1997, including amounts due to affiliates (based upon the exchange rates at December 31, 1997), are as follows (in thousands):

1998.......................................................  $12,746
1999.......................................................   13.009
2000.......................................................   10,260
2001.......................................................    8,386
2002.......................................................    6,426
Thereafter.................................................    3,681
                                                             -------
Total minimum rental commitments...........................  $54,508
                                                             =======

  LITIGATION

     The Company is party to legal proceedings from time to time. There is no such proceeding currently pending which the Company believes is likely to have a material effect upon the Company's business as a whole. Any litigation, however, involves potential risk and potentially significant litigation costs, and therefore there can be no assurances that any litigation which is now pending or which may arise in the future will not have such a material adverse effect.

14 INDUSTRY SEGMENT, GEOGRAPHIC AND OTHER INFORMATION

     The Company designs, manufactures, and markets applications software for business processes and operates in a single industry segment. As discussed in
Note 1 to Notes to Consolidated Financial Statements, information about the Company's operating segments will be reported for the year ending December 31, 1998 as required by SFAS 131. The following table represents a summary of operating information and certain year-end balance sheet information by geographic region for the years ended December 31, (in thousands):

                                                 YEAR ENDED DECEMBER 31,
                                             --------------------------------
                                               1995        1996        1997
                                             --------    --------    --------
Net revenues from unaffiliated customers:
  The Netherlands..........................  $ 71,352    $ 82,622    $ 78,695
  Germany..................................    39,975      54,073      90,122
  Other European operations, and South
     Africa................................    19,011      41,271      84,622
  U.S. and Canadian operations.............    73,189     169,917     277,407
  Other international operations...........    23,158      53,127      82,425
                                             --------    --------    --------
     Total net revenues from unaffiliated
       customers...........................   226,685     401,010     613,271
  Related party revenue....................        --      14,532      66,325
                                             --------    --------    --------
     Total net revenues....................  $226,685    $415,542    $679,596
                                             ========    ========    ========

                               BAAN COMPANY N.V.

                                                 YEAR ENDED DECEMBER 31,
                                             --------------------------------
                                               1995        1996        1997
                                             --------    --------    --------
Transfers between geographic regions
  (eliminated on consolidation):
  The Netherlands..........................  $ 39,245    $ 70,469    $126,631
  Germany..................................     1,006         686         655
  Other European operations, and South
     Africa................................       529       1,513       3,490
  U.S. and Canadian operations.............     2,335       4,317       2,460
  Other international operations...........     2,086         999       1,014
                                             --------    --------    --------
     Total.................................  $ 45,201    $ 77,984    $134,250
                                             ========    ========    ========
Income (loss) from operations:
  The Netherlands..........................  $ (9,990)   $ (6,407)   $ 10,736
  Germany..................................    11,345      22,359      43,993
  Other European operations, and South
     Africa................................     4,451       9,900      36,852
  U.S. and Canadian operations.............    13,700      44,760      42,086
  Other international operations...........     4,575       4,137       1,379
  General corporate expenses...............    (4,958)    (15,167)    (24,227)
                                             --------    --------    --------
     Income from operations................  $ 19,123    $ 59,582    $110,819
                                             ========    ========    ========
Identifiable assets:
  The Netherlands..........................  $ 75,751    $240,768    $303,684
  Germany..................................    41,335      44,943     100,370
  Other European operations, and South
     Africa................................    16,968      48,858      62,584
  U.S. and Canadian operations.............    45,012     122,654     188,645
  Other international operations...........    17,350      39,750      67,126
                                             --------    --------    --------
     Total identifiable assets.............  $196,416    $496,973    $722,409
                                             ========    ========    ========

     Amounts charged between geographic regions are based on terms similar to those offered to third parties. No customer accounted for 10% or more of consolidated net revenues in 1995 and 1996. Related party revenue for all such parties as a group accounted for 10% of the Company's total net revenue for 1997. Sales from The Netherlands to unaffiliated customers in foreign countries were less than 10% of total revenues from sales to unaffiliated customers in 1995, 1996 and 1997.

  Wages and salary information

     Wages and salary information is as follows (in thousands):

                                                  YEAR ENDED DECEMBER 31,
                                              -------------------------------
                                               1995        1996        1997
                                              -------    --------    --------
Wages and salaries..........................  $70,269    $114,983    $192,582
Social security costs.......................    9,513      14,312      23,902
Pension costs...............................      930       1,850       3,314
                                              -------    --------    --------
     Total..................................  $80,712    $131,145    $219,798
                                              =======    ========    ========

                               BAAN COMPANY N.V.

  Average number of personnel

     The average number of personnel employed during the year was:

                                                    YEAR ENDED DECEMBER 31,
                                                   --------------------------
                                                    1995      1996      1997
                                                   ------    ------    ------
Research and development.........................  $  278    $  503    $1,000
Sales and marketing..............................     320       505       778
Billable services................................     538       851     1,291
Finance and general administration...............     173       235       343
                                                   ------    ------    ------
     Total.......................................  $1,309    $2,094    $3,412
                                                   ======    ======    ======

                               BAAN COMPANY N.V.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)
                  (AFTER PROPOSED APPROPRIATION OF NET INCOME)

                                     ASSETS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1996            1997
                                                              ------------    ------------
Fixed assets
Intangible fixed assets.....................................    $ 22,528        $ 28,023
Tangible fixed assets.......................................         423          12,461
Financial fixed assets......................................     234,437         404,144
                                                                --------        --------
Total fixed assets..........................................     257,388         444,628

Current assets
Other current assets........................................       5,774          32,234
Marketable secureties.......................................      24,200         156,910
Cash and cash equivalents...................................     150,003          11,236
                                                                --------        --------
     Total current assets...................................     179,977         200,380
                                                                --------        --------
          Total assets......................................    $437,365        $645,008
                                                                ========        ========

                           LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital...............................................    $  5,759        $  5,939
Additional paid-in capital..................................     152,782         174,994
Accumulated translation adjustment..........................        (736)         (6,692)
Retained earnings...........................................      45,211         116,224
                                                                --------        --------
                                                                 203,016         290,465
Long term debt
Convertible subordinated notes..............................     175,000         200,000
Credit institutions.........................................       1,204             718
Other.......................................................         183              48
                                                                --------        --------
                                                                 176,387         200,766
Current liabilities (due within one year)
Credit institutions.........................................         373             322
Payable to subsidiaries.....................................      35,454         124,578
Income taxes payable........................................      17,464          19,239
Other current liabilities...................................       4,671           9,638
                                                                --------        --------
     Total current liabilities..............................      57,962         153,777
                                                                --------        --------
          Total liabilities and shareholders' equity........    $437,365        $645,008
                                                                ========        ========

Prior periods amounts have been reclassified for the merger with Aurum Software Inc. and some other items to conform to the current period presentation

                               BAAN COMPANY N.V.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1995       1996       1997
                                                              -------    -------    -------
Net income from subsidiaries and participating interests
  after taxes...............................................  $12,215    $35,805    $70,941
Other income after taxes....................................   (1,388)       807      6,215
                                                              -------    -------    -------
Net income..................................................  $10,827    $36,612    $77,156
                                                              =======    =======    =======

Prior periods amounts have been reclassified for the merger with Aurum Software Inc. and some other items to conform to the current period presentation.

                               BAAN COMPANY N.V.

                         NOTES TO FINANCIAL STATEMENTS

 1. SIGNIFICANT ACCOUNTING POLICIES

     The accounting policies are the same as those described in Notes to the Consolidated Financial Statements. Investments in subsidiary companies and participating interests are stated at the Company's share in their net asset value. All amounts are stated in United States dollars.

 2. INTANGIBLE FIXED ASSETS

     Intangible fixed assets are disclosed in note 3 to the consolidated financial statements. For 1997 the movement in intangible fixed assets can be broken down as follows (in thousands):

Book value December 31, 1996...............................  $22,528
Purchases and additions....................................   13,592
Amortization...............................................   (5,453)
Foreign exchange difference................................   (2,644)
                                                             -------
Book value December 31, 1997...............................  $28,023
                                                             =======
Total accumulated amortization.............................  $18,054
                                                             =======

 3. TANGIBLE FIXED ASSETS

     The tangible fixed assets consist of computer equipment and software development costs. The movement in tangible fixed assets is as follows (in thousands):

                                             OTHER             SOFTWARE
                                        OPERATING ASSETS   DEVELOPMENT COSTS    TOTAL
                                        ----------------   -----------------   -------
Book value December 31, 1996..........      $   355              $ 68          $   423
Purchases and investments.............       24,647                --           24,647
Disposals.............................       (6,180)               --           (6,180)
Depreciation..........................       (6,382)              (28)          (6,410)
Foreign exchange difference...........          (10)               (9)             (19)
                                            -------              ----          -------
Book value December 31, 1997..........      $12,430              $ 31          $12,461
                                            =======              ====          =======
Total accumulated depreciation........      $ 6,485              $ 49          $ 6,534
                                            =======              ====          =======

 4. FINANCIAL FIXED ASSETS

     Financial fixed assets relate to investments in subsidiary companies and participating interests. The movement can be broken down as follows (in thousands):

                                 SUBSIDIARY COMPANIES
                                -----------------------      OTHER
                                INVESTMENTS     LOANS     INVESTMENTS    OTHER      TOTAL
                                -----------   ---------   -----------   -------   ---------
Balance at December 31,
  1996........................   $101,484     $ 129,469     $     7     $ 3,477   $ 234,437
Additions/Acquisitions........     (4,671)      194,060      27,552         500     217,441
Dividends/repayments..........     (5,573)     (100,575)         --          --    (106,148)
Disposals/amortization........         --            --          --      (1,001)     (1,001)
Share of net income...........     70,941            --          --          --      70,941
Transfer from loans...........     11,330       (11,330)         --          --          --
Foreign exchange..............     (2,449)       (8,423)       (654)         --     (11,526)
                                 --------     ---------     -------     -------   ---------
Balance at December 31,
  1997........................   $171,062     $ 203,201     $26,905     $ 2,976   $ 404,144
                                 ========     =========     =======     =======   =========

     The other investments relate to companies in which the Company does not have significant influence and are carried at cost or estimated realizable value, if less.

     The other financial fixed assets of $2,976,000 relate to the long-term portion of the commission from the convertible subordinated notes. This commission is being amortized on a straight-line basis to interest expense over the term of the Notes.

                               BAAN COMPANY N.V.

 5. SHAREHOLDERS' EQUITY

     The movement in shareholders' equity and its components is disclosed in note 6 to the consolidated financial statements.

 6. LONG TERM DEBT

     The long term liabilities relate to the convertible subordinated notes and the guilder denominated loans as disclosed in note 7 to the consolidated financial statements. Principal payments due within one year are $322,000; no amounts are due after five years.

 7. CURRENT LIABILITIES

     Borrowing arrangements and related guarantees are disclosed in note 7 to the consolidated financial statements.

     Amounts payable to subsidiaries bear interest of 7% and generally have no specific repayment terms.

 8. ACQUISITIONS

     In August 1997, the Company acquired all of the outstanding shares of Aurum Software Inc. ("Aurum") for approximately 8,302,000 of the Company's common shares. Aurum is a provider of enterprise-wide sales-force automation software. The business combination was accounted for as a pooling of interests. Since the combination was material to the Company, the accompanying financial statements are presented on a combined basis for all periods presented.

     Balance sheets and statements of operations of the Company for the periods prior to the acquisition have been restated as follows (in thousands):

  BALANCE SHEET AT DECEMBER 31, 1996

                                    BALANCE SHEET
                                  PREVIOUS FINANCIAL       RESTATEMENT
                                      STATEMENTS       AURUM SOFTWARE INC.   BALANCE SHEET
                                  ------------------   -------------------   -------------
Financial fixed assets..........       $187,428              $47,009           $234,437
Shareholders' equity............        156,007               47,009            203,016

  STATEMENT OF OPERATIONS 1995

                              STATEMENT OF OPERATIONS
                                PREVIOUS FINANCIAL          RESTATEMENT       STATEMENT OF
                                    STATEMENTS          AURUM SOFTWARE INC.    OPERATIONS
                              -----------------------   -------------------   ------------
Net income from subsidiaries
  and participating
  interests.................          $16,667                 $(4,452)          $12,215

  STATEMENT OF OPERATIONS 1996

                              STATEMENT OF OPERATIONS
                                PREVIOUS FINANCIAL          RESTATEMENT       STATEMENT OF
                                    STATEMENTS          AURUM SOFTWARE INC.    OPERATIONS
                              -----------------------   -------------------   ------------
Net income from subsidiaries
  and participating
  interests.................          $35,526                  $279             $35,805

 9. EMPLOYEE INFORMATION

     The Company has no employees.

10. OTHER INFORMATION

     Remuneration of the Managing Directors was, $821,000, $617,000 and $926,000 in 1995, 1996 and 1997 respectively.

     Remuneration of the Board of Supervisory Directors was $57,000, $76,000 and $33,000 in 1995, 1996 and 1997 respectively.

                               BAAN COMPANY N.V.

     The Company has given guarantees in respect of the following Dutch subsidiaries under the provision of section 403, Book 2 of the Netherlands Civil
Code:
     -- Baan Nederland B.V., Barneveld, the Netherlands
     -- Baan International B.V., Barneveld, the Netherlands
     -- Baan Development B.V., Barneveld, the Netherlands
     -- Baan Software B.V., Barneveld, the Netherlands.

     The Company has given a guarantee in favor of a company in the UK in connection with a Receivables Discounting Agreement between this company and Baan UK Ltd. for all amounts which at any time may be due to this company.

     The Form 20-F has been filed at the Securities and Exchange Commission in the United States. A copy of this document is free of charge available at the Company's office in Barneveld.

11.  CONSOLIDATED SUBSIDIARIES AND PARTICIPATING INTERESTS

Consolidated subsidiaries:
-- Baan Nederland B.V., Barneveld, the Netherlands            100%
-- Baan Belgium N.V., Antwerp, Belgium                        100%
-- Baan International B.V., Barneveld, the Netherlands        100%
-- Baan Development B.V., Barneveld, the Netherlands          100%
-- Baan Software B.V., Barneveld, the Netherlands             100%
-- Baan (Schweiz) A.G., Otelfingen, Switzerland               100%
-- Baan Austria GmbH, Vienna, Austria                         100%
-- Baan Polska Sp.z o.o., Warszawa, Poland                    100%
-- Baan Italia S.r.l., Milan, Italy                           100%
-- Baan Iberica I.S. S.A., Sant Just Desvern, Spain           100%
-- Baan South Africa Pty. Ltd., Midrand, South Africa         100%
-- Baan UK Ltd., Harlow, United Kingdom                       100%
-- Baan France S.A., Courbevoie, France                       100%
-- Baan Nordic AB, Stockholm, Sweden                          100%
-- Baan Deutschland GmbH, Hannover, Germany                   100%
   with participating interest in:
     -- Strassle GmbH,                                        100%
     -- Q4 IBS GmbH,                                          100%
     -- IVE GmbH,                                             100%
     -- Schuler GmbH,                                         100%
-- Baan Hellas Limited, Voula, Greece                         100%
-- Matrix Holding B.V., Nijmegen, the Netherlands             100%
   with participating interest in:
     -- Matrix Reseach and Development B.V., Nijmegen, the
     Netherlands                                              100%
     -- Matrix Informatie Systemen B.V., Nijmegen, the
     Netherlands                                              100%
     -- Matrix International B.V., Nijmegen, the Netherlands  100%
     -- Matrix Information Systems B.V.B.A., Nijmegen,
     Belgium                                                  100%
     -- Matrix Information Systeme GmbH, Moers, Germany       100%
     -- Matrix Workstations Ltd., Berkshire, United Kingdom   100%
-- Baan Canada Inc., Toronto, Canada                          100%
-- Berclain Group Inc., Sainte-Foy, Quebec, Canada            100%
   with participating interest in:
     -- Berclain Canada Inc.                                  100%
     -- Berclain U.S.A. Inc.                                  100%
     -- Berclain (Deutschland) GmbH                           100%

                               BAAN COMPANY N.V.

-- Baan U.S.A. Inc., New Castle, Delaware, USA                100%
-- Aurum Software Inc., New Castle, Delaware, USA             100%
-- Antalys Inc., Golden, Colorado, USA                        100%
-- Beologic A/S, Herlev, Denmark                              100%
-- Baan Mexico S.A. de C.V., Mexico City, Mexico              100%
-- Baan Mexico Servicios S.A. de C.V., Mexico City, Mexico    100%
-- Baan Argentina Ltda., Buenos Aires, Argentina              100%
-- Baan Venezuela S.A., Caracas, Venezuela                    100%
-- Baan Colombia Ltda., Bogota, Colombia                      100%
-- Baan Brasil Sistemas de Informatica Ltda., Sao Paolo,
  Brazil                                                      100%
-- Baan Chile Sistemas de Informatica Ltda., Santiago, Chile  100%
-- Baan Peru S.A., Lima, Peru                                 100%
-- Baan Infosystems India Private Ltd., Bombay, India         100%
-- Baan Software India Private Ltd., New Delhi, India         100%
-- Baan China Ltd., Hong Kong, Hong Kong                      100%
-- Baan Japan Co. Ltd., Tokyo, Japan                          100%
-- Baan (Malaysia) Sdn. Bhd., Selangor, Malaysia              100%
   with participating interest in:
     -- Baan Singapore Pte. Ltd., Singapore, Singapore        100%
-- Baan Education Asia Pacific Sdn. Bhd., Kuala Lumpur,
  Malaysia                                                    100%
-- Baan Asia Pacific Pte. Ltd., Singapore, Singapore          100%
-- Baan Australia Pty Limited, Sydney, Australia              100%
-- Baan Korea Co. Ltd., Seoul, Republic of Korea              100%
Participating interest:
-- Tech@Spree Software Technology GmbH, Berlin, Germany        19%
-- TAS Tele Anwender Service GmbH, Karlsruhe, Germany (held
   by Baan Deutschland GmbH, Hannover, Germany)                20%
-- Baan Solutions Line GmbH, Germany (held by Baan
   Deutschland GmbH, Hannover, Germany)                        40%
-- Meta Software M.S., S.A., Spain                             10%
-- Top Tier Software Inc., USA                                 14%

                          SUBSEQUENT EVENT (UNAUDITED)

     In February 1998, the Boards of Directors of the Company and CODA Group plc. ("CODA") reached agreement for a recommended offer to be made by the Company to acquire all of the outstanding shares of CODA. CODA is a provider of financial software. Under the terms of the agreement, the Company will issue approximately 0.0695 Baan common shares for each outstanding share of CODA, representing an aggregate of approximately 1.9 million Baan common shares. Outstanding options to purchase CODA stock will be assumed and converted into Baan options at the same exchange ratio.

     Completion of the acquisition is subject to certain conditions, including acceptance of the offer by holders of at least 90% of the CODA shares, pooling of interests accounting treatment and approval by appropriate government agencies. The acquisition is expected to close in the second quarter of 1998. The Company is currently reviewing the direct and anticipated integration costs related to this transaction

MANAGING DIRECTORS                                        SUPERVISORY DIRECTORS

Jan Baan                                                  J.G. Paul Baan
Tom C. Tinsley                                            William O. Grabe
Amal M. Johnson                                           David C. Hodgson
                                                          Graham J. Sharman
                                                          J.C. (Hans) Wortmann

                                AUDITOR'S REPORT

- Introduction

     We have audited the accompanying 1997 financial statements of Baan Company N.V., Barneveld. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

- Scope

     We conducted our audits in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

- Opinion

     In our opinion, the financial statements give a true and fair view of the financial position of the Company as at December 31, 1997 and of the result for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Moret Ernst & Young Accountants
Utrecht, The Netherlands
May 4, 1998

                          APPROPRIATION OF NET INCOME

     According to Article 22 of the Company's articles of incorporation, the annual meeting of shareholders determines the appropriation of the Company's net income for the year. The Managing Directors propose that the net income be added to retained earnings. This proposal has been included in the financial statements.

BAAN COMPANY N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

US Cusip No.:                      N08044104
US Record Date:                    April 24, 1998
Meeting Specifics:                 Annual General Meeting - May 29, 1998, 10:00
                                   a.m. (local time) at the Conference Center
                                   "De Eenhoorn", Koningin Wilhelminalaan 33,
                                   Amersfoort, The Netherlands
Voting Instructions Deadline:      4:00 p.m. (New York City time) on May 20,
                                   1998
US Registrar, US Transfer
Agent and US Shareholder
Servicing Agent:                   Morgan Guaranty Trust Company of New York
New York Shares:                   Common Shares, nominal value 0.06 Netherlands
                                   guilder (NLG 0.06) per Share, of the Company


KNOW ALL MEN BY THESE PRESENTS, that the undersigned, being the registered holder, as of the US Record Date, of Ordinary Shares of New York Registry ("New York Shares") of BAAN Company N.V., registered and transferable in the City of New York, hereby authorizes and directs Jan Baan, Tom C. Tinsley, Amal M. Johnson and Wim H. Heijting, and each of them, with full power of substitution, to attend the Meeting (and any adjournment thereof) as the holder's proxy, and to vote such New York Shares on the Resolutions set forth in the Notice of Annual General Meeting of Shareholders of BAAN Company N.V. to be held in Amersfoort, The Netherlands, or any adjournment thereof, as indicated on the reverse side hereof.

These instructions, when properly signed and dated, will be voted in the manner indicated on the reverse side hereof.

NOTE: In order to have the aforesaid New York Shares voted, this proxy must be returned on or before 4:00 p.m., May 20, 1998.

--------------------------------------------------------------------------------
PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED
ENVELOPE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Please sign this proxy exactly as your name(s) appear(s) on the books of the Depository. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.
--------------------------------------------------------------------------------


HAS YOUR ADDRESS CHANGED?                       DO YOU HAVE ANY COMMENTS?

----------------------------                    ----------------------------

----------------------------                    ----------------------------

----------------------------                    ----------------------------

[X] PLEASE MARK VOTES
    AS IN THIS EXAMPLE



-------------------
BAAN COMPANY N.V.
-------------------                                                                       For     Against
                                       1. Approval of the Annual Report of                [ ]       [ ]
                                          the Board of Managing Directors for
                                          the year ended December 31, 1997
                                          and discharge of the members of the
                                          Boards of Managing and Supervisory
                                          Directors.
                                       2. Adoption of the Company's Statutory             [ ]       [ ]
                                          Annual Accounts for the year
                                          ended December 31, 1997.
                                       3. Approval of the addition of the                 [ ]       [ ]
                                          Company's net income for the year
                                          ended December 31, 1997 to the
                                          Company's retained earnings.
                                       4. (Re-)appointment of members of the              [ ]       [ ]
                                          Boards of Managing and Supervisory
                                          Directors.
                                       5. Ratification of amendment to the                [ ]       [ ]
                                          Company's 1993 Stock Option Plan to
                                          increase the number of shares
                                          authorized for issuance thereunder.
                                       6. Renewal of the authority of the                 [ ]       [ ]
                                          Board of Managing Directors to
                                          cause the Company to acquire shares
                                          in its own capital pursuant to
                                          Article 10, paragraph 4 of the
                                          Articles of Association of the
                                          Company.
                                       7. Discussion of certain Corporate                 [ ]       [ ]
                                          Governance matters.
                                       8. Any other business as may properly              "non-voting"
                                          come before the Meeting.


Please be sure to
sign and date this Proxy.      Date _______________
                                                          Mark box at right if an address
                                                          change or comment has been noted
                                                          on the reverse side of this
                                                          card.            [ ]

ADR Holder sign here--Co-owner sign here




DETACH CARD                                                         DETACH CARD

                        BAAN COMPANY N.V. (the "Company")

To the Registered Holders of Ordinary Shares of Baan Company (New York Registry)

Notice is hereby given that the Annual General Meeting of Shareholders of the Company will be held at the Conference Center "De Eenhoorn", located at Koningin Wilhelminalaan 33, Amersfoort, the Netherlands, on Friday, May 29, 1998 at 10:00 a.m., local time.

The complete agenda and copies of the documents relating to the agenda are available to shareholders free of charge at the Company's offices in The Netherlands and Reston, Virginia and at Morgan Guaranty Trust Company of New York.

Registered holders of New York Shares intending to attend the Meeting, whether in person or by Proxy appointed in writing, must notify the Company of their intention, which must reach the Transfer Agent of such shares, Morgan Guaranty Trust Company of New York, Attn: John Sjosten, P.O. Box 9383, Boston, MA 02205-9958, before 4:00 p.m., Wednesday, May 20, 1998. Completion and return of this proxy card to Morgan Guaranty Trust Company of New York constitutes proper notice of intent to attend the Annual General Meeting by Proxy.

BAAN COMPANY N.V.